Exhibit 99.1

For the financial year ended

December 31st, 2016

March 22nd, 2017

TABLE OF CONTENTS

ITEM 1. CORPORATE STRUCTURE	4
1.1 Name, Address and Incorporation	4
1.2 Inter-Corporate Relationships	4
ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS	4
2.1 Overview	4
2.2 Three-Year History	6
ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS	9
3.1 General	9
3.2 Business Strategy	12
3.3 Business Operations	14
3.4 Manufacturing Operations	18
3.5 Alliances and Partnerships	18
3.6 Major Customers and Segment Revenues	20
3.7 Reimbursement and Regulatory Matters	20
ITEM 4. BUSINESS RISK FACTORS	24
ITEM 5. ACQUISITIONS	38
ITEM 6. INTELLECTUAL PROPERTY	39
ITEM 7. HUMAN RESOURCES	40
ITEM 8. FACILITIES	40
ITEM 9. DIVIDENDS	40
ITEM 10. DESCRIPTION OF CAPITAL STRUCTURE AND INDEBTEDNESS	40
ITEM 11. MARKET FOR SECURITIES	43
ITEM 12. DIRECTORS AND OFFICERS	44
12. 1 Directors and Executive Officers	44
12. 2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	48
12. 3 Conflicts of Interest	48
12. 4 Share Ownership Guidelines	49
ITEM 13. LEGAL PROCEEDINGS	49
ITEM 14. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49
ITEM 15. TRANSFER AGENT AND REGISTRARS	49
ITEM 16. MATERIAL CONTRACTS	50
ITEM 17. INTERESTS OF AUDITORS	50
ITEM 18. ADDITIONAL INFORMATION	50
APPENDIX “A” AUDIT COMMITTEE INFORMATION	51
SCHEDULE I - AUDIT COMMITTEE CHARTER	53

Special Note Regarding Forward Looking Statements

This Annual Information Form for NOVADAQ Technologies Inc. (“NOVADAQ” or the “Company”) contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which the Company refers to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financing costs, availability of our credit facility, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY, SPY ELITE Fluorescence Imaging System (the “SPY ELITE Imaging System”), PINPOINT Endoscopic Fluorescence Imaging System (the “PINPOINT Imaging System”), PINPOINT upgrade kit, the SPY –PHI portable handheld imaging unit (the “SPY – PHI”), the LUNA Fluorescence Angiography System (the “LUNA Imaging System”, and together with the SPY ELITE and PINPOINT Imaging Systems (including SPY-PHI), collectively, the “SPY Imaging Systems”), the Firefly component used in the da Vinci robot (the “Firefly”) and CO2 Heart Laser System, EasyLDI Perfusion Camera (“EasyLDI Camera”) and Dermacell tissue products (collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”), sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and Dermacell tissue products (“Dermacell”), future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health®  (“LifeNet Health”), the license and supply agreements with Intuitive Surgical®, Inc. (“Intuitive”),  the co-marketing agreement with Arthrex, Inc. (“Arthrex”), the distribution agreement with MAQUET Cardiovascular (“MAQUET”), the various international distribution agreements and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system, or use of the SPY Imaging Systems in such applications, are forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships and distribution arrangements, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. Due to the early stage of commercialization for certain Products, it is difficult for the Company to accurately predict its future revenues or results of operations or the timing of its current research and development programs. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its Products, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Products; risks relating to the Company’s transition to a direct sales and marketing model with respect to the SPY Imaging Systems; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; healthcare reform/de-regulation in the United States and other key markets; quarter to quarter revenue fluctuations due to numerous external risk factors; risks related to third-party contractual performance; risks associated with the introduction of products or existing products by competitors that compete with the Products; risks associated with conducting business internationally; risks related to medical or scientific advances that could render the Products obsolete; market acceptance and adoption of the SPY Imaging Systems and/or Dermacell; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its patents, trade secrets, trademarks and other intellectual property (“IP”) and third party IP; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

Certain of the risks and uncertainties affecting the Company are included in greater detail in the “Risk Factors” section within this Annual Information Form. Forward-looking information is provided in this Annual Information Form for the purpose of giving information about management’s current expectations and plans and allowing investors and others to obtain a better understanding of the Company’s operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to these risk factors and other uncertainties discussed herein. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date.  Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this Annual Information Form.

Unless specified otherwise, all dollar amounts refer to Canadian dollars.

NOVADAQ, SPY, SPY ELITE, LUNA and PINPOINT are registered trademarks of Novadaq Technologies Inc. SPY-PHI is a trademark of Novadaq Technologies Inc. CO 2 HEART LASER is a registered trademark of Novadaq Corp. FIREFLY and DA VINCI are registered trademarks of Intuitive Surgical, Inc. DERMACELL, MATRACELL, PRESERVON and LIFENET HEALTH are registered trademarks of LifeNet Health.

ITEM 1.	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

NOVADAQ was incorporated under the Canada Business Corporations Act on April 14, 2000.  The registered and principal office of the Company is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9.

1.2	Inter-Corporate Relationships

The Company has six wholly owned subsidiaries: (1) NOVADAQ Corp., incorporated under the laws of the State of Delaware in July of 2005, which is involved in the Company’s commercial activities in the United States (“U.S.”), (2) NOVADAQ GmbH, incorporated under the laws of Germany, which is involved in the Company’s commercial activities in Europe, (3) Aïmago SA (“Aïmago”), incorporated under the laws of Switzerland, which the Company acquired in 2014 to further develop Aïmago’s specialized perfusion imaging technology for commercial use, (4) NOVADAQ Hong Kong Limited, incorporated under the laws of Hong Kong in December of 2015, which is involved in the Company’s commercial activities in East Asia, South Asia and Australia,  (5) NOVADAQ Japan, G.K., incorporated under the laws of Japan in March of 2016, which is involved in the Company’s commercial activities in Japan, (6) NOVADAQ SAS, incorporated under the laws of France in October of 2016

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Overview

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed.

The SPY fluorescence imaging technology utilized in the SPY ELITE, PINPOINT (including SPY-PHI), LUNA Imaging Systems and Firefly (“SPY Fluorescence Imaging”) provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and for the treatment of acute and chronic wounds outside the operating room. The technology utilized in SPY Imaging Systems and Firefly has a strong record of safety and does not expose the patient or the hospital or clinic staff to ionizing radiation. The SPY Fluorescence Imaging core technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. Real-time images from SPY Imaging Systems enable surgeons treating life-threatening illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs. Over 230 peer-reviewed publications report clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and wound care. Academic literature supports claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications. These complications can negatively impact patient quality of life and significantly increase overall treatment costs.

The focus of NOVADAQ’s operations began with research and development, and in mid-2005, the Company launched its first commercial application for the SPY Intraoperative Imaging System in the U.S. From 2009 through 2012, the Company formed certain alliances with market leading companies for the broader commercialization of NOVADAQ’s leading products. In 2013, NOVADAQ first established a direct sales team in North America to focus on the sale of the Company’s PINPOINT Imaging System and the LUNA Imaging System. In 2015, NOVADAQ rapidly expanded its direct sales team in order to sell and market the SPY ELITE Imaging System, which was previously distributed and marketed in North America by LifeCell Corporation (“LifeCell”). The Company also acquired exclusive worldwide distribution rights to LifeNet Health’s Dermacell tissue products, which are used in breast reconstruction surgery and wound care procedures, and the new direct sales team began selling Dermacell to the Company’s customers as of January 2015.

In January 2016, NOVADAQ further expanded its direct sales force in order to accommodate the establishment of two distinct sales divisions: (1) the surgical division which is focused on selling the SPY ELITE Imaging System, the PINPOINT Imaging System and Dermacell advanced Acellular Dermal Matrix (“ADM”)  products used in breast reconstruction procedures; and (2) the wound care division which is focused on selling the LUNA Imaging System and Dermacell AWM products used in diabetic foot ulcers and chronic non-healing wounds.

Despite the Company’s current focus on the commercialization of the SPY Imaging Systems, the Company continues to invest in additional research and development and acquisitions in order to expand the applications of its current and future imaging platforms and direct sales offerings. As of the end of 2016, more than 260,000 procedures utilized the SPY Imaging Systems and more than 930 SPY Imaging Systems are in use in hospitals throughout the U.S. as of December 31, 2016. Furthermore, there are more than 75 documented applications in which SPY Imaging Systems may be utilized.

NOVADAQ’s direct sales and marketing efforts are currently focused on the following activities: (1) training and development of the existing sales and marketing teams to support the existing installed base of SPY Imaging Systems and use of Dermacell Products; (2) commercialization activities required to support the continued growth and distribution of the SPY Imaging Systems and Dermacell Products, such as post-market research, clinical studies conduct, key opinion leader development, educational support, material development and reimbursement establishment and validation; (3) continued development of commercialization strategies to leverage the recently acquired, exclusive distribution rights to LifeNet Health’s Dermacell tissue products for breast reconstruction surgery and the treatment of chronic wounds resulting from cardiovascular diseases such as diabetic foot ulcers; (4) marketing activities required to continue to develop new products and clinically relevant applications for SPY Imaging Systems; and (5) commercialization activities required to support the growth, marketing and sale of SPY Imaging Systems globally in conjunction with the Company’s direct international sales teams and distribution partners.

A portion of NOVADAQ’s current revenues comes from alliances formed with leading distributors in relevant markets outside North America. Additionally, NOVADAQ projects that a portion of its future revenues will be derived from the sale of Dermacell, which is offered to clinicians alongside of the SPY Imaging Systems.

2.2	Three-Year History

Recent Highlights

On February 28, 2017, Rick Mangat, Ph.D., co-founder of the Company, co-inventor of SPY Fluorescence Imaging and the Company’s President and Chief Executive Officer (CEO), was appointed to the Company’s board of directors (the “Board” or “Board of Directors”).

On February 21, 2017, global health services company Cigna published new policy that includes coverage for Dermacell ADM in breast reconstruction surgery and Dermacell AWM for treatment of diabetic foot ulcers. With this decision, more than 15 million Cigna members throughout Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Missouri, North and South Carolina, Tennessee, Texas and Virginia will have coverage for Dermacell and Dermacell AWM.  Payer coverage of Dermacell now exceeds 108 million lives in the United States.

On January 11, 2017, the Company received United States Food and Drug Administration (“FDA”) 510(k) clearance for SPY – PHI, the Company’s handheld fluorescence imaging unit for use with the PINPOINT Imaging System. The SPY –PHI may be used in gastrointestinal and plastic reconstructive microsurgery for the visualization of blood flow in vessels and tissue perfusion. SPY-PHI offers superior white light visualization and fluorescence imaging in a convenient portable hand held system.  NOVADAQ anticipates the smaller footprint and lower cost of entry make SPY-PHI a viable option where SPY ELITE Imaging System historically could not be justified due to capital cost or procedure volumes. SPY-PHI will be initially introduced to the Company’s customers at the 2017 meeting of the Society of American Gastrointestinal and Endoscopic Surgeons and the Company expects for SPY-PHI to become commercially available for purchase in late Q2, 2017.

On January 6, 2017, NOVADAQ entered into a credit facility with MidCap Financial (the “Credit Facility”) consisting of a term loan and a revolving loan that provide NOVADAQ with new financing of up to $60 million. Under the terms of the new Credit Facility, up to $30 million is available under a term loan agreement in three equal tranches of $10 million between January 6, 2017 and December 31, 2018, with principal repayments commencing on February 1, 2019 and payable in equal monthly payments over a period of 36 months. The term loan bears interest at LIBOR Rate (as defined in the Credit Facility) plus 7.20%. In addition, the Company has the option to borrow up to $30 million through a revolving loan for a term of up to 60 months, with an additional $15 million to be committed if certain conditions are met. The borrowings available under the revolving loan are subject to a borrowing base formula. The revolving loan bears interest at LIBOR Rate plus 4.25%. The Credit Facility is subject to certain financial covenants and reporting requirements and is secured by pledge agreements, IP security agreements, and general security agreements. The general security agreements constitute a first ranking security interest in all present and after acquired personal property of the Company. On January 6, 2017, the Company received aggregate proceeds of $9,413,458 for the first tranche of the term loan, net of transaction costs for professional and legal fees in the amount of $586,542.

On January 4, 2017, the Company announced that Lisa Colleran has been appointed to the Board of Directors effective as of the same date.  Ms. Colleran is a veteran in the healthcare industry with more than 30 years of experience leading medical device companies, growing markets and creating shareholder value.  Previously, Ms. Colleran was chief executive officer and president of LifeCell.

Fiscal 2016 Highlights

On October 1, 2016, Karen A. Licitra was appointed to the Company’s Board of Directors. In conjunction with Ms. Licitra’s appointment, Harold O. Koch resigned from his position as a director of the Company and chair of the Governance Committee as of the same date.

In January and September of 2016, the Company received regulatory clearance for its 5-millimetre laparoscope and 1080p white light and near infrared fluorescence ‘S1’ camera, respectively, and began marketing and selling such components for use with the PINPOINT Imaging System.

On July 6, 2016, Dr. Rick Mangat, co-founder of the Company and co-inventor of SPY Fluorescence Imaging, was appointed as the Company’s President and CEO. He succeeded Dr. Arun Menawat who resigned as the Company’s President, CEO and Chairman on the same date to pursue new opportunities and interests. Additionally, Bill MacKinnon, former CEO of KPMG (Canada) LLP (“KPMG Canada”) and chair of NOVADAQ’s audit committee, was appointed Chairman of the Company’s Board of Directors.

Fiscal 2015 Highlights

In December of 2015, NOVADAQ commenced the enrollment of patients in a prospective open label, multi-center study (the “FILM study”) assessing the safety and utility of the PINPOINT Imaging System in the identification of lymph nodes in patients with uterine and cervical malignancies who are undergoing lymph node mapping. The primary end point will be the ability to visualize, identify and map lymph nodes in lymphatic mapping procedures. The FILM study is expected to enroll up to 150 patients in 8 centers across the U.S. and Canada. The following individuals are serving the principal co-investigators of the study: Nadeem Abu-Rustum, M.D., from the Memorial Sloan Kettering Cancer Center, Pedro Escobar, M.D., from Hospital HIMA San Pablo-Caguas, James Orr, M.D., from Lee Memorial Health System, Marie Plante from the University of Laval Fidel Valea, M.D., from Duke University, James Lilja, MD from O’Connor Hospital and Lilian Gian, MD from Sunnybrook Hospital. Details of the study can be viewed at the website www.clinicaltrials.gov. The trial is expected to complete enrollment in Q1 2017.

On September 30, 2015, NOVADAQ entered into a co-marketing agreement (the “Co-Marketing Agreement”) with Arthrex, a global medical device company and leader in orthopedic medical device innovation. The Co-Marketing Agreement enabled the two companies to combine their expertise and devices to offer a world-class endoscopic system for a wide variety of surgical specialties, including orthopedic, general, colorectal and gynecological surgeries. NOVADAQ’s “plug and play” PINPOINT upgrade kit facilitates the seamless integration of its SPY Fluorescence Imaging into Arthrex’s Synergy System (the “Synergy System”), thereby combining the most clinically relevant fluorescence imaging experience with the leading 4K white light endoscopic system. Both companies continue to sell their own standalone systems in addition to the combined systems, giving end-users unparalleled choice in providing the best care for their patients. Arthrex has the ability to include the PINPOINT upgrade kit in all new Synergy System purchases, as well as upgrade their existing installed base. NOVADAQ’s surgical sales team sells the PINPOINT upgrade kit as a part of its fluorescence imaging ecosystem and NOVADAQ supplies the fluorescence imaging kits required to perform SPY Fluorescence Imaging procedures directly to Arthrex customers that have purchased the PINPOINT upgrade kit.

Following up on the PILLAR II study (see Fiscal 2014 Highlights below), NOVADAQ began enrolling patients for a randomized, controlled, parallel multicenter study, called PILLAR III, to further evaluate the use of the PINPOINT Imaging System in lower anterior colon resection. PILLAR III’s endpoint was to assess improvements in post-operative anastomotic leak rates in low anterior resection procedures which used the PINPOINT Imaging System as an adjunct to standard surgical practice compared to surgical procedures performed according to standard surgical practice alone. NOVADAQ has identified that the current level of positive clinical evidence supporting the use of the PINPOINT Imaging System in colorectal surgery has led to resistance on the part of investigators to randomize patients into the trial. With over half of the enrolling sites failing to consistently enroll patients that meet the inclusion criteria, it became clear that the validity of the trial has been compromised. As a result, NOVADAQ is terminating the PILLAR III study at the interim (450 patients) or on March 31st, 2017, whichever comes first. Details of the study can be viewed at the website www.clinicaltrials.gov.

Fiscal 2014 Highlights

On December 22, 2014, the Company announced various changes to its management team and structure to further position the Company for continued direct sales success and global growth. Roger Deck was appointed Chief Financial Officer, with overall responsibility for financial reporting, financial and strategic planning, human resources, as well as management over the Company’s relationships and interactions with the investment community. Mr. Deck previously served as NOVADAQ’s Vice President of Operations, a position he held since 2008. Before transitioning to that role, he was NOVADAQ’s Chief Financial Officer from 2004 to 2008 and also served as the Company’s Assistant Secretary. Mr. Deck succeeded Stephen Purcell, the former Chief Financial Officer. Other organizational changes included the consolidation of global sales and marketing responsibility under the leadership of Dr. Rick Mangat, as Senior Vice President and General Manager. Lori Swalm, who was previously NOVADAQ’s Vice President of Regulatory Affairs and Health Policy, assumed the position of Vice President of Marketing. Finally, Douglas Carroll assumed additional responsibilities as Vice President of Global Business Development, including the development of commercialization strategies to leverage the distribution rights to LifeNet Health’s Dermacell tissue products for wound and breast reconstruction surgery.

On December 9, 2014, NOVADAQ announced the signing of a multi-year agreement pursuant to which, NOVADAQ was appointed the exclusive worldwide distributor of LifeNet Health’s Dermacell tissue products for wound and breast reconstruction surgery. Dermacell is a technologically advanced ADM that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of NOVADAQ’s SPY Imaging Systems alongside Dermacell will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant. As a result, NOVADAQ’s ability to pair the use of SPY Imaging Systems and Dermacell will provide clinicians with a comprehensive solution that may lead to reduced rates of post-operative complications, improved patient outcomes and lower costs to hospitals.

On November 30, 2014, LifeCell transferred all marketing and distribution rights to the SPY ELITE Imaging System to NOVADAQ. LifeCell provided certain services during a transition period from December 1, 2014 to December 31, 2014 for a service fee equal to approximately the revenue share pursuant to the distribution agreements. The parties terminated the distribution agreement, signed in September 2010, related to the marketing and distribution of the SPY ELITE Imaging System in the fields of open plastic reconstructive, gastrointestinal, head and neck, and other surgery and also terminated agreements that were signed in November 2011 related to the marketing and distribution of the SPY ELITE Imaging System in the interventional and vascular fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively. The termination agreement provided for, along with other customary terms, a one-time payment of U.S.$4.5 million to LifeCell at the time of termination. The two parties also agreed to settle any and all legal disputes between each other.

On September 28, 2014, NOVADAQ’s PILLAR II study, Perfusion Assessment in Laparoscopic Left Sided/Anterior Resection, was published online ahead of print in the Journal of American College of Surgeons.  The study evaluated the clinical impact of the PINPOINT Imaging System real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery. Dr. Michael Stamos, PILLAR II principal investigator and Professor and Chair of the Department of Surgery at the University of California, Irvine, found that the PINPOINT Imaging System provided surgeons the versatility to assess tissue perfusion prior to transection of the proximal colon as well as view the mucosal perfusion post-anastomoses. The study found that among the 139 patients included in the final data analysis, as a result of PINPOINT images, investigators encountered a 1.4% anastomotic leak rate and made operative plan revisions in 8% of patients, with a 0% anastomotic leak rate among those patients after use of images from the PINPOINT Imaging System guided the surgeon to a change in the operative plan. Without the use of PINPOINT imaging, complications related to post-operative anastomotic leaks occur in 12.6% of Low Anterior Resections despite adherence to the surgical principles of good blood supply, tension-free repair and accurate tissue approximation.  Based on these results, the investigators concluded that the PINPOINT Imaging System is a safe and effective tool for intraoperative assessment of tissue perfusion during colorectal resection, and may decrease the rates of anastomotic leaks and thereby improve patient outcomes while lowering the cost of care.

On May 12, 2014, the Company completed the acquisition of Aïmago, a privately held medical imaging company, founded in 2008 as a spin-off from Ecole Polytechnique Fédérale de Lausanne, a Switzerland based academic and research institution. The Company paid Aïmago’s former shareholders consideration of U.S.$10 million, which included U.S.$6.5 million in cash and U.S.$3.5 million in NOVADAQ common shares. The Company issued 201,845 common shares from treasury for the acquisition. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use. Aïmago’s lead product, the EasyLDI Camera, is 510(k) cleared by the FDA and CE Marked for sale in Europe.

On April 14, 2014, the Board adopted an amended and restated majority voting policy. Pursuant to that policy, in an uncontested election of directors of the Corporation, if any nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” such election, that director shall immediately tender his or her resignation to the Chairman of the Board following the meeting. The Corporate Governance Committee will then consider any such offer of resignation and recommend to the Board whether or not to accept the resignation.

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	General

SPY Imaging Systems

NOVADAQ primarily develops, manufactures and markets real-time fluorescence imaging technology products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive, interventional surgical or diagnostic procedures are performed. The Company’s SPY Fluorescence Imaging provides clinically relevant anatomic and physiologic images during a wide variety of complex surgical procedures without exposing the patient to radiation. NOVADAQ’s SPY Imaging Systems are primarily sold on the basis of providing clinical value, both to healthcare providers and practitioners. Use of the SPY Imaging Systems have been shown in clinical studies to improve clinical outcomes, which creates economic value to healthcare providers in the form of reduced costs and improved patient outcomes. SPY Fluorescence Imaging enables physicians in multiple specialties to make more informed decisions during both the diagnosis and treatment of complex diseases and conditions. In the operating room, the ability to visualize real-time natural or physiologic blood flow in vessels, micro-vessels and tissue, enables surgeons to make image-driven adjustments to operative plans while procedures are in progress. As demonstrated by the PILLAR II study results, which were published in The Journal of American College of Surgeons, post-operative complications occur less frequently than historically reported, patient outcomes are improved and the need for repeat procedures can be reduced.

The World Health Organization (“WHO”) estimates that more than 230 million operations are performed worldwide each year including 48 million inpatient surgeries in the U.S. alone. The National Surgical Quality Improvement Program estimates that, on average, 6.5% of patients suffer complications following surgery, although rates are higher than 20% for some complex surgeries such as esophagectomy and certain breast reconstruction procedures. The mean additional cost for minor complications was calculated at U.S.$9,600 per patient, and for major complications at U.S.$23,870. Van Den Bos et al., (Health Affairs 2011) estimate that costs associated with post-operative adverse events and medical errors total approximately U.S.$20 billion annually in the U.S. The WHO projects that 50% of post-surgical complications are likely preventable.

Perfusion of blood into tissue is essential for survival of the tissue. Unfortunately, many complex surgeries result in damage to the vasculature that provides the perfusion. Prior to the introduction of SPY Fluorescence Imaging by NOVADAQ, prediction of future tissue viability was largely based on clinical judgment, and clinical judgment often proved inaccurate, with rates of complications associated with tissue necrosis approaching 40% in some procedures including breast reconstruction, head and neck reconstruction, colorectal resection and abdominal wall repair surgeries.

Numerous reports have quantified costs of complications associated with specific surgeries. For example, Vonlanthen et al., (Ann. Surg. 2011) reported a U.S.$40,509 increase in average patient care cost due to complications among patients undergoing colorectal surgery, although costs can exceed U.S.$100,000 in specific cases of serious complications such as anastomotic leak. In 2016, 52 new peer-reviewed publications discussed clinical and economic outcomes relative to SPY Fluorescence Imaging in a variety of clinical applications including, low anterior colon resection and prevention of anastomotic leak, parathyroid surgery, breast reconstruction, hernia repair, peripheral vascular intervention and lymphatic mapping in esophageal, gynecologic and colorectal cancer surgery.

Based on management’s interpretation of available statistics and surgeon feedback, the Company estimates that there are more than 1,000,000 surgeries performed in the U.S. each year in which impaired tissue perfusion or misinterpretation of clinical anatomy is a frequent cause of post-operative complications. Complications associated with tissue necrosis arise in 5% to 30% of patients undergoing surgeries in the Company’s target markets which include breast, head and neck and abdominal wall reconstructions, as well as colorectal and esophageal surgeries. Post-operative complications can range from increased length of intensive care and hospital stay, reoperation, systemic infection, loss of limb, delay of other therapies and death. Weiss et al., (AHRQ Pub. No. 10 (11) - EHC009-2-EF) estimated the cost of Medicare readmissions to exceed U.S.$1.7 billion in 2013. NOVADAQ estimates that the total costs associated with necrosis-related complications, in the Company’s lead markets in the U.S., is approximately U.S.$1.3 billion each year. In addition to post-surgical complications, poor perfusion is a contributing factor in non-healing extremity ulcers which afflict more than 3.5 million diabetics in the U.S., with an annual cost for treatment of peripheral arterial disease in these patients exceeding U.S.$4 billion, according to a report entitled, Diabetic Foot Ulcers Peripheral Artery Disease And Critical Limb Ischemia, published in 2010 by the SAGE Consulting Group, LLC, Atlanta, GA. Additionally, NOVADAQ estimates that there are more than 500,000 surgeries performed in the U.S. each year in which the imaging of critical structures such as bile ducts, sentinel lymph nodes and lesions associated with endometriosis may be beneficial.

NOVADAQ is aware of emerging competitors in the medical device industry that are distributing, or attempting to develop, devices which employ fluorescence based visual assessment technology. As fluorescence imaging devices become routinely adopted and accepted by surgeons, market competition is likely to increase significantly. In a marketplace where NOVADAQ is the leading player, management believes that the recent competitive activity is a strong indicator of clinical significance, market value and product acceptance of fluorescence imaging technology. NOVADAQ believes that the breadth of its experience with visual assessment technology, the ongoing advancement of the SPY Imaging Systems, its clinical research and development initiatives and the quality of its direct sales and marketing infrastructure will enable it to maintain the market leading position of the SPY ELITE Imaging System for use in open surgery, the PINPOINT Imaging System for minimally invasive surgery, SPY-PHI for open field surgery and the LUNA Imaging System for management of care and limb preservation procedures in patients with cardiovascular conditions.

Devices that do not utilize fluorescence imaging, such as CT imaging, can be used pre-operatively to locate perforator vessels that supply blood to tissue flaps, but unlike SPY Fluorescence Imaging, CT imaging does not supply information related to blood flow intensity, which is more relevant to the selection of perforators for flap procedures. Surgeons have also reported that SPY Fluorescence Imaging may be more reliable in locating perforator vessels in the operating room because registration marks made during the CT scan may not be accurate when patients are in certain positions on the operating room table or under the influence of anesthesia. Software analysis tools that are integral to the SPY Imaging Systems can be used to further enhance SPY images, which can allow surgeons to quickly identify the best perforators available.

Surgeons may place electromagnetic flow measuring devices in the target area of concern to give some auditory impression of blood flow to the tissue. These devices generally remain in place for a few days following surgery and are checked at routine intervals during the immediate post-operative recovery period.  However, there are reported limitations to the information provided by flow measurements in that the flow signal is only related to the vasculature that is in direct contact with the probe, there is no visual confirmation of complete tissue perfusion and interpretation of the audio signal can be very subjective. Probes may also become dislodged in the routine course of delivering post-operative care to patients.

NOVADAQ believes that the market leading position of its SPY Imaging Systems and the strength of its Other Products will allow it to operate profitably in the future; however, there is no guarantee that it will be able to maintain its leading market position, advance its technology or successfully partner or directly sell its Products. It is also possible that its competitors may develop competing technologies that are superior to NOVADAQ’s, making its current Products obsolete. The Company intends to vigorously defend its IP if infringement was deemed to occur; however, there is no assurance that it will be successful in any such defense.

DermACELL Products

Dermacell is a technologically ADM product that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts such as Dermacell. The use of NOVADAQ’s SPY Fluorescence Imaging alongside Dermacell will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant. NOVADAQ’s ability to pair the use of SPY Fluorescence Imaging and Dermacell provides clinicians with a comprehensive solution that may lead to reduced rates of post-operative complications, improved patient outcomes and lower costs to hospitals. The Company has trained and developed its existing sales force on the use of Dermacell to facilitate the sale of such tissue products alongside NOVADAQ’s family of SPY Imaging Systems.

Dermacell products are accompanied with two guarantees:

•

NOVADAQ Guarantee: In the event that revisionary surgery requires a replacement Dermacell product, and provided that a SPY ELITE or Luna Imaging System (and their respective consumable kits) were appropriately used in the original procedure, NOVADAQ will provide the customer with such replacement Dermacell product at no additional charge (subject to certain terms and conditions).

•

‘No Red Breast’ Guarantee: In the event a Dermacell product is used during a breast reconstruction procedure and the patient develops red breast syndrome (a non-infectious erythema of the skin localized in the area of the breast) within forty (40) days of the original procedure date, NOVADAQ will provide a credit to the customer equal to the value of the purchase price of the Dermacell product (subject to certain terms and conditions).

LifeCell’s ADM products (Alloderm) have been the leading products in the ADM market for several years, followed by other smaller offerings such as those from Allergan and Bard. The recent patent lawsuit won by LifeNet Health against LifeCell, and affirmed by the U.S. Court of Appeals for the Federal Circuit, which cited infringement against LifeCell’s ready to use and room temperature stored products, may negatively influence customer purchasing behaviors. On February 1, 2017, Allergan plc, a leading biopharmaceutical company offering breast implants and facial aesthetic products such as Botox, announced it had successfully completed the acquisition of LifeCell Corporation, the manufacturers of Alloderm for approximately $2.9 billion in cash.

On February 21, 2017, global health services company Cigna published a new policy that includes coverage for Dermacell in breast reconstruction surgery and Dermacell AWM for treatment of diabetic foot ulcers. With this decision, more than 15 million Cigna members throughout Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Missouri, North and South Carolina, Tennessee, Texas and Virginia will have coverage for Dermacell and Dermacell AWM. Payer coverage of Dermacell now exceeds 108 million lives in the United States.

3.2	Business Strategy

Historically, medical imaging has been associated with diagnosis and the underlying concept that more accurate diagnosis leads to better patient treatment. Radiologists have used MRI, CT and other imaging modalities to diagnose and detect disease more accurately. NOVADAQ is taking the same concept to the next level by providing the SPY Fluorescence Imaging modality to surgeons for use during the surgical procedure, enabling better treatment. Just as diagnostic-imaging modalities can be used for many different types of diagnosis, NOVADAQ’s SPY Imaging Systems can be used by multiple physician specialties in a number of different types of interventions including open and minimally invasive surgeries in the operating room or interventional procedures that are typically performed in a clinic.

SPY Fluorescence Imaging has been shown to be beneficial in a variety of open and minimally invasive surgical and diagnostic applications, including but not limited to mastectomy and breast reconstruction, colon resection (open and minimally invasive), diagnostic vascular assessment and limb salvage, laparoscopic cholecystectomy, esophageal reconstruction (open and minimally invasive), thyroidectomy and coronary artery bypass. Future applications include lymphatic mapping in patients with cancers that spread through the lymphatic system and treatment of lymphedema in patients that have blockage in lymphatic drainage due to damaged or removal of lymph nodes. Since there are multiple surgical procedures that can be advanced by the use of SPY Fluorescence Imaging, NOVADAQ has applied a multi-product strategy that tailors the needs of the specific procedure or specialty in the embodiment of the product. NOVADAQ’s product commercialization strategies are based upon first directly developing the evidence of clinical value for the Company’s Products through work with key opinion leading surgeons and institutions and following that with the building of appropriate sales and marketing strategies directly through early adopters to establish the potential of the business. For example, NOVADAQ is currently conducting the FILM study assessing the use of PINPOINT Imaging System for lymph node mapping in patients with uterine and cervical cancer. The FILM study is designed to enable NOVADAQ to potentially expand the FDA cleared label for PINPOINT Imaging System to include the fluorescence mapping of lymph nodes. The FILM study is expected to complete enrollment in Q1 2017.

Once the commercial potential of a product is established, NOVADAQ evaluates different approaches to achieving full adoption either through an alliance with a market leading company of the specific specialty or through the Company’s direct sales team. NOVADAQ began its commercial strategies with products that were best suited for alliances. Thus, NOVADAQ is currently partnered with Intuitive to supply the Firefly fluorescence imaging component for integration into the da Vinci robot (“Firefly Fluorescence Imaging”) and the associated disposable supplies, MAQUET for the distribution and sale of the CO2 Heart Laser product, LifeNet Health with respect to the distribution by NOVADAQ of LifeNet Health’s Dermacell tissue products for wound care and breast reconstruction surgery in order to offer comprehensive clinical solutions for health care providers and practitioners.

NOVADAQ has established its own direct sales team and commercialization strategies. In 2013, NOVADAQ established direct sales and marketing for both the PINPOINT Imaging System for minimally invasive surgery and interventional procedures, and the LUNA Imaging System for interventional, diagnostic procedures that are typically performed in a clinic. In 2015, NOVADAQ’s direct sales team was expanded to also sell and market the SPY ELITE Imaging System, which was previously distributed and marketed in North America by LifeCell. During the course of 2016, the expansion of NOVADAQ’s sales team was completed thereby setting up the foundation for the sales team to focus on increasing efficiency and effectiveness in 2017.

The installed base of the technology continues to grow at a rapid pace. More than 930 SPY Imaging Systems are in use in hospitals throughout the U.S. as of December 31, 2016. NOVADAQ’s long-term strategy includes (i) continuing to grow the SPY Imaging System installed base and to leverage the installed base to the growing list of clinical applications in which the SPY Imaging Systems can be utilized, (ii) leveraging the synergies between SPY Imaging and Dermacell, and (iii) sustaining SPY Fluorescence Imaging’s technological lead over competing devices. During the course of 2017, the Company will develop its commercialization strategies in order to fully leverage its expanded direct sales force and the sale of Dermacell alongside the Company’s family of SPY Imaging Systems. The Company plans to continue to work with its alliance distribution partners to increase placements and utilization of SPY Fluorescence Imaging in Europe, South America, India, China, Korea, Japan, Russia, the Middle East, and Australia. NOVADAQ’s product development team will also continue to support the alliances and the Company’s direct businesses by developing new and enhanced SPY Fluorescence Imaging device(s), companion software systems and value-added accessories for new applications in clinical settings. NOVADAQ will also continue its focus on further demonstrating the clinical and economic value of the technology and anticipates supporting new clinical studies and expects that additional publications will be released throughout 2017.

3.3	Business Operations

3.3.1	Open Surgery

The SPY ELITE Imaging System has been 510(k) cleared by the FDA for use in the following applications: (i) coronary artery bypass graft surgery, (ii) other cardiovascular procedures, (iii) plastic surgery, (iv) reconstructive surgery, (v) microsurgery, (vi) organ transplant, and (vii) gastrointestinal surgery. SPY –PHI (NOVADAQ’s handheld fluorescence imaging unit for use with the PINPOINT Imaging System) is indicated for use in gastrointestinal and plastic reconstructive microsurgery for the visualization of blood flow in vessels and tissue perfusion, but is not commercially available as of the date hereof.

Plastic and Reconstructive Surgery:

In plastic and reconstructive surgery, if perfusion to tissue is compromised during complex procedures, such as breast and other flap surgeries, the consequences range from tissue necrosis, requiring tissue debridement, to loss of the newly constructed body part. Such complications often result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay.  Two textbook chapters written by the editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery recommend the use of the SPY ELITE Imaging System during breast reconstruction surgery in order to potentially reduce tissue necrosis and other major complications. More than 36 additional publications in the medical literature also support the clinical and cost savings benefits of the SPY ELITE Imaging System in reconstructive surgeries including breast, head and neck and abdominal wall reconstructions. In May 2012, the journal Plastic and Reconstructive Surgery published a Level 1 comparative study in which investigators demonstrated that use of the SPY ELITE Imaging System in breast reconstruction surgeries was superior to clinical judgment. In the January 2014, issue of the Aesthetic Surgery Journal, a paper was published that compared the necrosis complication rates, as well as the rates and costs associated with unexpected perfusion-related reoperations for 184 patients who underwent breast reconstruction surgery with SPY ELITE Imaging, versus 184 patients who were reconstructed without SPY Imaging. Mastectomy skin necrosis rates were lower with the SPY ELITE Imaging System, with the biggest reduction being severe necrotic complications.  As a result, reoperation rates were lower for the surgeries where the SPY ELITE Imaging System was used, and the calculated cost savings due to the lower reoperation rate averaged a little more than U.S.$610 per patient. A recent study published online by The Breast Journal demonstrated that the use of the SPY ELITE Imaging System reduced the rate of tissue death by 86%. This study involved a retrospective, comparative analysis of 467 breast reconstructions at the Mayo Clinic between 2008 and 2013. The study also demonstrated the ability of the SPY ELITE Imaging System to produce a 3-fold increase in single stage direct to implant breast reconstruction, a technique that is enabled in more patients by the use of SPY Fluorescence Imaging. The American Society of Plastic Surgeons (“ASPS”) estimates that in the Company’s lead market, approximately 106,000 breast reconstruction surgeries were performed in the U.S. in 2015. NOVADAQ believes that the market opportunity in reconstructive surgery could potentially extend to approximately 450,000 additional complex reconstructive surgeries, within the more than 5.8 million reconstructive procedures reported annually by ASPS.

On January 11, 2017, NOVADAQ received FDA 510(k) clearance for SPY –PHI for use in gastrointestinal and plastic reconstructive microsurgery for the visualization of blood flow in vessels and tissue perfusion.  SPY-PHI offers superior white light visualization and fluorescence imaging in a convenient portable hand held system.  NOVADAQ anticipates the smaller footprint and lower cost of entry make SPY-PHI a viable option where SPY ELITE Imaging System historically could not be justified due to capital cost or procedure volumes. SPY-PHI will be initially introduced to the Company’s customers at the 2017 meeting of the Society of American Gastrointestinal and Endoscopic Surgeons and the Company expects the SPY-PHI to become commercially available for purchase in late Q2, 2017.

Colorectal Surgery:

High-risk colon resection surgeries, including low and left side resections and stoma creation or reduction, which combined represent about 125,000 open surgeries per year, are associated with high rates of complications including an average 12.5% anastomotic leak rate. Colorectal surgeons agree that anastomotic leaks occur for a number of reasons including tension, techniques and poor perfusion. Enhanced visualization of perfusion in the colon may assist surgeons in determining where to make their transection based on the quality of perfusion, which may be of significant clinical benefit. Currently, 60% to 70% of colon resections are performed as open surgeries although this is expected to decrease in future years as minimally invasive surgery becomes more prevalent. NOVADAQ’s PILLAR II, a prospective study in 139 colon reconstruction patients, demonstrated a 1.4% rate of anastomotic leak and an 8% change in surgical plan due to perfusion assessment in patients undergoing minimally invasive colon resection with the PINPOINT Imaging System.

3.3.2	Minimally Invasive Surgery

NOVADAQ’s PINPOINT Imaging System combines SPY Fluorescence Imaging with the high-definition visible light imaging capabilities of a traditional endoscopic imaging system. PINPOINT Imaging System can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery.  The demand for minimally invasive procedures is rapidly growing, as smaller incisions lead to faster recovery, thus leading to reduced length of hospital stay and lower costs. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications.

The first application for the PINPOINT Imaging System is high-risk colon resection surgeries, including low and left side resections and stoma creation or reduction. Combined, these groups represent about 50% of the 250,000 colon resections performed each year in the U.S. Based on the results of PILLAR II, it has been shown that enhanced visualization and PINPOINT’s ability to provide for the assessment of the viability of the anastomosis quality with respect to perfusion may be of significant clinical benefit. In January 2015, final results of NOVADAQ’s PILLAR II study, Perfusion Assessment in Laparoscopic Left Sided/Anterior Resection, was published in the Journal of American College of Surgeons. The study evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery. Michael Stamos, M.D., PILLAR II Principal Investigator and Professor and Chair of the Department of Surgery at the University of California, Irvine, found that PINPOINT images provided surgeons the versatility to assess tissue perfusion prior to transection of the proximal colon as well as view the mucosal perfusion post-anastomoses. The study found that among the 139 patients included in the final data analysis, as a result of PINPOINT images, investigators encountered a 1.4% anastomotic leak rate and made operative plan revisions in 8% of patients, with a 0% anastomotic leak rate among those patients after the PINPOINT Imaging System guided the surgeon to a change in the operative plan. Without the use of PINPOINT Imaging System, complications related to anastomotic leaks occur in 12.6% of Low Anterior Resections despite adherence to the surgical principles of good blood supply, tension-free repair and accurate tissue approximation. Based on these results, the investigators concluded that the PINPOINT Imaging System is a safe and effective tool for intraoperative assessment of tissue perfusion during colorectal resection, and may decrease the rates of anastomotic leaks and thereby improve patient outcomes while lowering the cost of care.

Furthermore, PINPOINT images allow gastrointestinal surgeons to visualize and objectively analyze perfusion versus non-perfusion in the upper and lower gastrointestinal (“GI”) tract in order to make informed decisions such as where to resect a section of colon. Perfusion to tissue can be compromised in gastrointestinal surgeries, which if not detected during the surgery, can lead to tissue necrosis and leakage, the need for repeat surgery, severe infection and high rates of mortality.

In December 2015, NOVADAQ commenced PILLAR III, a multi-center randomized study of patients, to further evaluate the use of PINPOINT fluorescence images in lower anterior colon resection. PILLAR III builds on the results of PILLAR II, which evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery. NOVADAQ has identified that the current level of positive clinical evidence supporting the use of the PINPOINT System in colorectal surgery has led to resistance on the part of investigators to randomize patients into the trial. With over half of the enrolling sites failing to consistently enroll patients that meet the inclusion criteria, it became clear that the validity of the trial has been compromised. As a result, NOVADAQ is terminating the PILLAR III study at the interim (450 patients) or on March 31st, 2017, whichever comes first. Additionally, NOVADAQ has initiated studies in applications in lymphatic mapping, in gynecological and breast cancer surgery.

Based on the results of PILLAR II, and clinical studies in general, gynecological and thoracic procedures and experiences with fluorescence imaging in open surgery, the PINPOINT Imaging System is expected to provide minimally invasive surgeons with better visualization of important anatomic structures during these complex procedures.  Improved visualization and enhanced functional imaging information result in reduced incidences of post-operative complications and lower costs of care. The Company continues to support post-market clinical studies using the PINPOINT Imaging System in minimally invasive gastrointestinal, gynecological oncology, thoracic and general surgery.  The Company intends to use the existing clinical data and user feedback to determine the markets where the value proposition for PINPOINT endoscopic imaging would be the strongest.

3.3.3	Cardiovascular and Limb Salvage

SPY Fluorescence Imaging enables surgeons performing cardiovascular interventions, such as Coronary Artery Bypass Graft (“CABG”) surgery, peripheral bypass and stenting, to accurately visualize adequately perfused versus non-perfused tissue while performing the procedure. Surgeons have reported using SPY Fluorescence Imaging as a tool to intra-procedurally assess the effectiveness of coronary revascularization intervention or surgery, peripheral vascular interventions, using the information to guide surgical procedures or debridements, to make more accurate decisions related to bypass procedures or limb salvage and, if required, the need and level of digit or lower limb amputations. According to the American Heart Association more than 350,000 CABG procedures are performed each year in the U.S. and the American Diabetes Association reported, in 2014, that 60% of the 150,000 lower limb amputations performed each year in the U.S. occur in diabetic patients. NOVADAQ believes that SPY Fluorescence Imaging will enable surgeons to provide these patients with better clinical outcomes.

The LUNA Imaging System, which is based on NOVADAQ’s core SPY Fluorescence Imaging technology, enables physicians treating chronic wounds to more reliably distinguish between perfused and non-perfused tissue during treatment of diabetic foot ulcers, pressure sores and of other serious chronic non-healing wounds. Since complete removal of non-perfused tissue is critical to healing, the use of LUNA Imaging Systems by wound care specialists can lead to better informed treatment decisions, and thereby may improve healing with the potential to reduce the number of visits to treatment centers for patients. Wound care specialists have reported that viewing images as they are being captured may encourage patients to better comply with their prescribed treatments. The SAGE Consulting Group estimates that more than 3.5 million diabetic patients suffer from poorly- or non-healing ischemic and neuro-ischemic foot ulcers in the U.S., and that between 600,000 and 1.6 million new ulcers occur each year. NOVADAQ believes that the LUNA Imaging System can improve the clinical outcomes and reduce the cost of care for these wounds by providing information that leads to more effective treatment.

3.3.4	DermACELL Products

Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of SPY Fluorescence Imaging alongside Dermacell allows clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant. NOVADAQ’s ability to pair the use of SPY Fluorescence Imaging and Dermacell provides clinicians with a comprehensive solution that may lead to reduced rates of post-operative complications, improved patient outcomes and lower costs to hospitals.

Dermacell is processed utilizing MATRACELL and PRESERVON, two of LifeNet Health's patented and proprietary technologies. MATRACELL renders these implants acellular, without compromising the biomechanical or biochemical properties while PRESERVON allows them to be stored at room temperature and ready to use out of the packaging.

Breast reconstruction surgeries following a mastectomy often involves the placement of an ADM product to supplement a patient’s own tissues. The use of ADM products in such surgeries have been occurring with increasing frequency because surgeons utilize ADM products, such as Dermacell to: (1) help to define the shape of the new breast; (2) create a biologic interface between mastectomy skin flaps potentially reducing the risk of infection or necrosis; and (3) provide structural reinforcement to the soft tissue of the breast. The ability of ADM products to promote significant revascularization and cellular infiltration make them an encouraging option for an array of tissue regeneration applications, including wound healing, soft tissue reconstruction, and augmentation (Bullocks, 2014). Additionally, the use of Dermacell in chronic wounds has been shown to increase cell infiltration, host tissue integration and promote vascularization, which as a result, can improve healing rates (Yonehiro, et al 2013). The largest randomized clinical trial for ADM products in wound care was completed in 2015 and published in the February 2016 issue of ePlasty (Walters et al 2015). The 200+ patient trial compared Dermacell to conventional care resulting in a statistically signiﬁcant higher healed rate than conventional care (67.9% vs 48.1%) and greater average percent reduction in wound area than conventional care (91.4% vs 80.3%; P = .0791).

Results of a study entitled “Comparison of Different Acellular Dermal Matrix (ADM) in Breast Reconstruction: The 50/50 Study”, published in the Journal of Plastic Reconstructive Surgery in March 2017, compared clinical outcomes between Dermacell and AlloDerm RTU in breast reconstruction.  Fifty-eight patients underwent reconstruction procedures using either Dermacell (30 patients, 50 breasts) or AlloDerm RTU (28 patients, 50 breasts). The same surgeon performed all reconstructions. Differences in the patients’ average age, Body Mass Index, percent of patients having neo-adjuvant/adjuvant chemotherapy or breast irradiation, and numbers of therapeutic and prophylactic mastectomies between the two patient groups was not statistically significant.

Complications in both groups were recorded for 90-days post reconstruction. The authors reported that, compared to the AlloDerm group, patients in the Dermacell group showed statistically significant improvement in the incidence of Red Breast Syndrome — with zero cases reported among Dermacell recipients compared to 13 for AlloDerm RTU — and needed fewer days before drain removal (15.8 days versus 20.6). Additionally, the authors noted no significant difference in terms of seroma, hematoma, delayed healing, infection, flap necrosis, and explantation. The Company introduced the ‘No Red Breast Guarantee’ (described above), in part, based on the results of this study.

3.3.5	Robotics

NOVADAQ partnered with Intuitive to integrate SPY Fluorescence Imaging into the da Vinci® Surgical Robotic System. FireFly enables surgeons performing robotic surgery to utilize fluorescence images in applications ranging from urology to gynecology.

3.4	Manufacturing Operations

The Company operates from leased premises in three different locations:

Location	Area (sq. ft.)	Premise Use	Expiry Date
Burnaby, BC	36,031	Manufacturing, research and development	September 30, 2025
Mississauga, ON	7,260	Corporate office and administration	September 30, 2017
Taunton, MA	6,750	Service and repairs	February 28, 2019

NOVADAQ manufactures components for the SPY Imaging Systems and Firefly at its manufacturing facility located in Burnaby, British Columbia which could produce new lasers or alternatively, can be outsourced to several qualified original equipment manufacturer (“OEM”) resources. The manufacturing operation is ISO13485:2003 and Current Good Manufacturing Practices (“cGMP”) compliant and, as currently configured, has the capacity to manufacture up to 1,800 units each year.

A third party currently assembles the consumable supply kits that NOVADAQ sells for use with its imaging devices. NOVADAQ has supply agreements with manufacturers of key sub-assemblies including the imaging agent, and alternate sources of supply have been qualified. NOVADAQ and its service partner handle equipment installation and field service jointly.

3.5Alliances and Partnerships

(a)	Existing Alliances and Partnerships

Intuitive Surgical Alliance – In January 2009, Intuitive named NOVADAQ as the exclusive supplier of certain hardware components of Firefly and the fluorescence agent required to perform Firefly Fluorescence Imaging. Intuitive commenced full launch of Firefly in July 2011. NOVADAQ earns revenues principally from sales of hardware components and consumable supplies to Intuitive and royalties generated from sales of Firefly by Intuitive to end-users.

MAQUET Alliance - In January 2012, NOVADAQ named MAQUET the exclusive U.S. distributor of the CO2 Heart Laser System and the associated disposable products. Under the agreement, the parties share the revenues generated from sale of CO2 Heart Laser Systems and associated disposable products, subject to minimum values on the products sold.

LifeNet Health Alliance – On December 9, 2014, NOVADAQ signed a multi-year agreement wherein NOVADAQ was appointed exclusive worldwide distributor of LifeNet Health’s Dermacell tissue products for wound and breast reconstruction surgery. NOVADAQ’s ability to sell Dermacell alongside NOVADAQ’s SPY Imaging Systems enables the Company to offer comprehensive clinical solutions for health care providers and practitioners. Subject to certain conditions and NOVADAQ fulfilling certain sales performance metrics, the Agreement will automatically renew for successive five-year periods.

Arthrex Co-Marketing Agreement – On September 30, 2015, NOVADAQ entered into the Co-Marketing Agreement with Arthrex. The Co-Marketing Agreement enabled the two companies to combine their expertise and devices to offer a world-class endoscopic system for a wide variety of surgical specialties, including orthopedic, general, colorectal and gynecological surgeries. NOVADAQ’s “plug and play” PINPOINT upgrade kit facilitates the seamless integration of its SPY Fluorescence Imaging into Arthrex’s Synergy System, thereby combining the most clinically relevant fluorescence imaging experience with the leading 4K white light endoscopic system. Arthrex has the ability to include the PINPOINT upgrade kit in all new Synergy System purchases, as well as upgrade their existing installed base.

International Distribution Agreements – The Company has entered into various distribution agreements to market and distribute the SPY Imaging Systems in Europe, South America, India, China, Korea, Japan, Russia (and the Commonwealth of Independent States), the Gulf States, and Australia. None of the international distribution agreements, as considered on an individual basis, would be considered material for the fiscal year ended December 31, 2016.

(b)	Terminated Alliances and Partnerships

KCI Alliance Termination - On March 15, 2013, NOVADAQ terminated its marketing and sales distribution alliance agreements with KCI USA Inc. and KCI. NOVADAQ also amended and restated its distribution agreements with LifeCell and LifeCell Medical Resources Limited, subsidiaries of KCI, to reflect the termination of the KCI agreements, without material modifications.

LifeCell Alliance Termination- On November 30, 2014, NOVADAQ terminated the exclusive North American sales and marketing agreement with LifeCell with respect to the distribution of the SPY ELITE Imaging System. In connection with the termination of this agreement, LifeCell transferred all marketing and distribution rights to the SPY ELITE Imaging System to NOVADAQ. NOVADAQ and LifeCell also agreed to terminate agreements that were signed in November 2011 relating to the marketing and distribution of the SPY ELITE Imaging System in the interventional and vascular fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively. The termination agreement provided for a one-time payment of U.S.$4.5 million to LifeCell and the parties agreed to settle any and all legal disputes between the parties.

3.6	Major Customers and Segment Revenues

The table below indicates consolidated revenue information generated by the Company from the sale of the Products, including direct sales to customers, partners and royalties. No other product category or major customer accounted for twenty-five percent (25%) or more of the Company’s consolidated revenue for the financial years ended December 31, 2016 and December 31, 2015.

Revenue	2016	2015
(expressed in U.S. dollars)	$	$

Product Revenue	74,811,000	60,799,000
Royalty Revenue	2,139,000	2,023,000
Service Revenue	3,121,000	990,000

Total Revenue	80,071,000	63,812,000

3.7	Reimbursement and Regulatory Matters

3.7.1	Reimbursement

The Company’s ability to successfully commercialize the Products may depend in part on the extent to which reimbursement for the cost of certain Products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.

Inpatient Procedures

SPY Fluorescence Imaging is frequently used in the inpatient environment in conjunction with major surgical procedures. Medicare and many commercial payers reimburse facilities on a Disease Related Group (“DRG”) methodology. The DRG system groups all patient care costs including routine surgical, ancillary, diagnostic, nursing and room and board, into a bundled weighted average payment. ICD coding describes procedures costs in the IPPS and other payment systems.  SPY Fluorescence Imaging inpatient coding has developed over the years as follows:

•

In October 2007, Centers for Medicare and Medicaid Services (“CMS”) established ICD-9-CM code 88.59 - Intraoperative Fluorescence Vascular Angiography, to describe SPY Fluorescence Imaging use during coronary artery bypass graft surgery.

•

In October 2010, CMS made ICD-9-CM code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY Intra-Operative Fluorescence Vascular Angiography procedures.

•	ICD-9-CM procedure code is used by hospitals to describe medical procedures, but does not necessarily result in any direct incremental reimbursement to these facilities.

In January 2016, CMS completed the cross walk to ICD 10 for Inpatient fluorescence angiography procedures in breast, cardiovascular, gastrointestinal and general surgery procedures. Multiple new ICD-10- CM procedures codes were established to report SPY Fluorescence procedures.

Outpatient Procedures

On March 7, 2012, NOVADAQ announced the CMS established SPY Vascular Angiography as a new reimbursable service under the Hospital Outpatient Prospective Payment System with establishment of HCPCS Code C9733 to report SPY non-ophthalmic Fluorescence Angiography. CMS uses the Ambulatory Payment Classification (“APC”) system to set the payment rates at which health care providers are reimbursed for approved outpatient services under the Medicare and Medicaid program in the United States. Surgeons utilizing SPY ELITE, PINPOINT and LUNA Imaging Systems continue to be professionally reimbursed for performing the procedure by using existing APC codes or the current procedural terminology codes established by the American Medical Association for the performance of certain procedures.  APC payment rates and HCPCS assignments are rebalanced annually based on facility cost reports.

•

In March 2012, CMS assigned SPY (SPY ELITE, PINPOINT Imaging Systems and/or Firefly) fluorescence vascular angiography (HCPCS Code C9733) for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System (OPPS), effective April 1, 2012. In October 2012, CMS published the final rule for OPPS 2013. Effective January 1, 2013, CMS increased the national average payment for APC 0397 to U.S.$330.97 from the previous national average of U.S.$154.87.

•

In January 2014, CMS reassigned all procedures in APC 0397 to APC 0263 resulting in an assignment of fluorescence angiography to Level 1 Radiological Procedures. The national average payment for APC 0263 is U.S.$317.98.

•	In January 2015, CMS increased the national average payment for fluorescence angiography (APC 0263) from U.S.$317.98 to U.S.$337.00.

•	In January 2016, CMS increased the national average payment for fluorescence angiography from U.S.$337.00 to U.S.$351.71.

•	January 2017, CMS reassigned fluorescence angiography to APC 5523, Level III Imaging without contrast. The average national Medicare payment for APC 5523 is U.S.$225.81.

DermACELL Products

Dermacell ADM is used breast reconstruction to provide structural reinforcement to the soft tissue and as a means of obtaining sufficient vascularized soft tissue to cover tissue expander or implants. The Women’s Health and Cancer Rights Act (WHCRA) of 1998 mandates health plan coverage for breast reconstruction for all health plans established after 1998 and for all plans that cover medical and surgical costs of mastectomy. In 2012 CMS established code 15777 to report “Implantation of biologic implant, to be used in addition to the code for the primary procedure”.

•	In 2012, code Q4122 was established to report Dermacell.

•

In 2016, positive coverage for Q4122 in medically necessary breast reconstruction was established by all Medicare Administrative Contractors, and by United Health Care. Coverage was also established through plans that cover all medically necessary breast reconstruction including ADM, these plans include many BCBS plans, Consumers Mutual, Paramount and Health Partners.

•

On February 15, 2017, Cigna Health Plans published amended policy that includes coverage for Dermacell in medically necessary breast reconstruction. After the positive coverage decision by Cigna, NOVADAQ estimates that more that 1.8 million lives are covered for Dermacell in medically necessary implant breast reconstruction as of the date hereof.

Dermacell AWM is used in non-healing DFU and chronic wounds to provide cost-effective, one-application treatment for patients with chronic lower extremity ulcerations. Policies describing use of ADM in topical wound applications are commonly referred to as “Skin Substitute Policies”

Dermacell AWM is reported with code Q4122.

•

In 2014, CMS established packaging for skin substitutes into “High Bucket” and “Low Bucket” categories and established codes to report product use in appropriate skin substitute application procedures..

•	Since January 2016, Dermcell has been reported with High Bucket codes CPT codes 15271-15278.

•	On February 15, 2017, Cigna Health Plan published amended policy that includes coverage for Dermacell in Diabetic Foot Ulcer (DFU) patients that fail standard treatment for greater than 4 weeks.

3.7.2	Regulatory Matters

The SPY ELITE, PINPOINT (including SPY-PHI) and LUNA Imaging Systems, Firefly and the CO2 Heart Laser are classified as medical devices for regulatory purposes, and the fluorescence agent may be regulated as both a medical device when sold in concert with the respective SPY Imaging System and as a drug when sold separately. Accordingly, the Company is subject to extensive regulations governing the research, development, manufacture, promotion, distribution and marketing of these systems.

Dermacell tissue products are manufactured and developed by LifeNet Health and regulatory compliance with regards to Dermacell is the responsibility of LifeNet Health. LifeNet Health holds a valid tissue establishment registration from the FDA and Cell, Tissue and Organ registration from Health Canada.

U.S.

The testing, production and sale of the Products are subject to regulation by numerous state and federal government authorities, principally the FDA, which regulates the pre-clinical, clinical testing, manufacture, labeling, distribution and promotion of medical devices.

The original SPY Imaging System received 510(k) clearance from the FDA in 2005.  Since that time, the Company has received 510(k) clearances from the FDA for labeling revisions for the SPY Imaging Systems which have allowed for greater flexibility in the administration of the fluorescence agent, for use of a fluorescence agent manufactured by an alternate supplier and for use of the SPY Fluorescence Imaging in cardiovascular, plastic, reconstructive, micro, organ transplant gastrointestinal, gall bladder and minimally invasive surgery.

In 2016, the FDA 510(k) clearance was received for hepatobiliary surgery and the S1 camera and 5mm laparoscope for use with the PINPOINT Imaging System.

The TMR Laser System has received a FDA Premarket Approval (“PMA”).

FireFly was cleared for use in robotic surgery by the FDA 510(k) in February 2011.

EasyLDI Camera, acquired from Aïmago in May 2014, has previously been 510(k) cleared by the FDA.

In 2016, the FDA released new guidelines that are applicable to NOVADAQ’s devices including regulations governing cyber-security, sterilization, risk management, human factor usability, electromagnetic magnetic compatibility, medical device reporting, 510(k) submissions, requirements for regulatory review of clinical evidence.

The SPY-PHI handheld imaging unit for use with the PINPOINT Imaging System was cleared for use in plastic, reconstructive, microsurgery and gastrointestinal surgery by the FDA in January, 2017.

European Union

The Conformité Européenne Mark (“CE Mark”) was achieved for the original SPY imaging system in September of 2001 for use in cardiovascular surgery. CE Mark for use of SPY Fluorescence Imaging in plastic reconstruction, micro, gastrointestinal surgery and lymphatic mapping was achieved in the first half of 2012. CE Mark for PINPOINT Imaging System was also achieved in 2013. The EasyLDI Camera, acquired from Aïmago in May 2014, has previously been issued a CE Mark.  SPY-PHI received CE Mark in December 2016.

In 2016, a new EU Medical Device Directive with changes to lifecycle management, unique device identification and Notified Body inspections was issued. In addition, ISO and IDE Standards revisions published in 2016 ISO addressing usability engineering, sterilization and laser safety apply to Novadaq marketing products.

Canada

Health Canada sets out the requirements governing the sale, importation and advertisement of medical devices in Canada. These regulations are intended to ensure that medical devices distributions in Canada are both safe and effective.

The Company obtained a Class III device license for the SPY Imaging Systems in cardiac surgery in September 2001. In December 2006, Health Canada issued a Class III device license for the SPY Imaging Systems in urological applications and, in 2011, a Class II device license for the SPY ELITE Imaging System. PINPOINT Imaging System received Health Canada device license in December 2009.  In July and September of 2016, the S1 Camera and 5mm laparoscope (PINPOINT Imaging Components) respectively received licenses from Health Canada.

The Company holds a valid Cell, Tissue and Organ registration certificate from Health Canada, allowing for the Company to facilitate importation of Dermacell into Canada without taking physical possession of the product.

In 2016, Health Canada released new processes related to Class II Medical Devices.

Japan

The SPY Imaging System obtained a shonin in August 2003.  The PINPOINT Imaging System obtained a shonin in January 2016. The shonin license was updated to include the S1 Camera in October 2016.

China

The SPY Imaging System was registered in China in February 2015 and the PINPOINT Imaging System was approved in April 2015.  The S1 camera was added to the registration in China in September of 2016.

Rest of the World

In 2014 and 2015, the SPY ELITE and PINPOINT Imaging Systems were approved and registered in Australia, Brazil, Thailand, Turkey, New Zealand, the Philippines, Taiwan, Israel and South Korea. The PINPOINT Imaging System was approved in Mexico in 2014. The Company also has clearance to market SPY, PINPOINT and LUNA Imaging Systems in Bangladesh, India, Hong Kong and Chile.  In 2016 SPY and PINPOINT Imaging Systems were approved and registered in Thailand, Saudi Arabia and Vietnam. In 2016, the S1 camera and 5mm laparoscopes (PINPOINT components) were registered in Australia, Israel, New Zealand, Philippines, Thailand, Turkey, Vietnam and Brazil.  The S1 camera was registered in Mexico. In February 2017, SPY Imaging System was approved and registered in Singapore.

ITEM 4.	BUSINESS RISK FACTORS

Risks Related to NOVADAQ’s Business

The Company is subject to certain risks and uncertainties inherent in the operation of its business. These risks are many and varied, and are influenced by factors both internal and external to the operation of the business. The risks and uncertainties described below are ordered in accordance with the extent to which they would be expected to impact the Company’s business on an ongoing basis and, accordingly, would require more oversight and active management. It should be noted, however, that lower rank risks may still represent serious threats notwithstanding the expectation that they may be less likely to be realized or may be of a lesser magnitude.

The Company Has Incurred and Continues to Incur Losses

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

Successful Commercialization of the Company’s Products

The Company’s future success will depend in large part on its own ability to directly commercialize SPY ELITE, PINPOINT, LUNA Imaging Systems and Dermacell. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of NOVADAQ’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner.  In addition, the Company’s success will depend on its ability to successfully commercialize the Other Products.  There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Company’s Products, whether unfavorable publicity develops in respect of the Products, or whether the emergence of new or existing products that directly compete with the Products are proven to be more clinically effective or cost-effective.

Quarterly Results Fluctuate

The Company’s quarterly results are likely to fluctuate substantially. For example, the Company’s fiscal fourth quarter has historically been the strongest quarter for new product purchases by the Company’s customers. Additionally, some of the important factors that may cause the Company’s revenues, operating results and cash flows to fluctuate from quarter to quarter include:

•	the Company’s ability to maintain and increase sales levels to existing customers and attract new customers;

•	the number of new employees hired by the Company;

•	changes in pricing policies and terms of contracts, whether initiated by the Company or as a result of competition;

•	the cost, timing and management effort for the introduction of new features to the Company’s Products;

•	the costs associated with developing new technologies and the follow-on costs of integration and consolidating the results of newly developed technologies into the Company’s Products;

•	the productivity of the Company’s sales force;

•	the length of the sales cycle for the Products;

•	new product introductions by competitors;

•	the Company’s success in selling the Products to large group purchasing organizations or health systems;

•	regulatory compliance costs;

•	extraordinary expenses such as litigation or other dispute-related settlement payments; and

•	the timing of commission, bonus, and other compensation payments to employees.

Many of these factors are outside of the Company’s control, and the occurrence of one or more of them might cause the Company’s operating results to vary widely. As such, the Company’s believes that quarter-to-quarter comparisons of its revenues, operating results and cash flows may not always be meaningful and should not be relied upon as an indication of future performance.

Additionally, the Company may fail to meet or exceed the expectations of securities analysts and investors, and the market price of the Company’s shares could decline. If one or more of the securities analysts who cover the Company adversely change their recommendation regarding the Company’s shares, the market price of the Company’s common shares could decline. Moreover, the share price may be based on (i) expectations, estimates or forecasts of the Company’s future performance that may be unrealistic or that may not be met, and (ii) global macro-economic factors outside of the Company’s control.

Successful Commercialization of DermACELL

In connection with the signing of a multi-year distribution agreement with LifeNet Health in December 2014, NOVADAQ is the exclusive worldwide distributer of LifeNet Health’s Dermacell tissue products for wound and breast reconstruction surgery. The Company’s ability to achieve sales targets will be dependent, in part, on its ability to successfully market and distribute Dermacell, along with the Company’s other Products. The ability of the Company to successfully distribute Dermacell tissue products will depend on a number of factors, including but not limited to, market penetration and acceptance among the targeted surgeons and hospitals, maintaining accounts and relationships with surgeons and hospitals that were previously managed by LifeNet Health, the effect of reimbursement codes for procedures involving Dermacell, and the clinical results from the use of Dermacell. There can be no assurance that the Company will be able to continue the successful marketing and distribution of Dermacell, and continued successful distribution of Dermacell will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control, including whether or not Dermacell products receive positive coverage from large, national third party insurance payors.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense.  In addition to products currently in the market, additional products may be introduced to compete with those of the Company.  Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by NOVADAQ.  Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than NOVADAQ in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources.  Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on NOVADAQ’s business and financial condition. Additionally, since the Products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s Products obsolete.

Furthermore, NOVADAQ is aware of emerging competitors in the medical device industry that are distributing, or attempting to develop, devices which employ fluorescence based visual assessment technology. As of the date hereof, the visual assessment technology contained in the competing devices is relatively unsophisticated in comparison to the quality of images produced by the SPY Imaging Systems. Accordingly, it may be the case that potential customers of perfusion assessment technology are dissuaded from acquiring such technology due to the poor results which may arise from device evaluations or clinical studies involving competing devices. It may also be the case that the reputation of fluorescence imaging in surgical applications is adversely affected by the technology currently made available in the marketplace by NOVADAQ’s competitors.

Liquidity

A portion of cash flows from operations is dedicated to the payment of interest on the Company’s Credit Facility and other financial obligations. The Company’s ability to service its debt and other financial obligations depends on its financial and operating performance, which is in turn subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond its control, including fluctuations in interest rates, foreign exchange rates, market liquidity conditions, increased operating costs, and industry trends. If cash flows and capital resources are insufficient to meet debt service obligations, the Company may be forced to reduce the scope of, or delay capital expenditures, new product offerings and future business opportunities, sell assets, seek additional capital, or restructure or refinance its indebtedness.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other IP rights and to operate without infringing on the proprietary rights of others, or having third parties circumvent the rights that it owns or licenses. In particular, Company-owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology.  The extent to which it is unable to do so could materially harm its business.

NOVADAQ has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including Australia, South America, Canada, China, European Union, Hong Kong, India, Japan, Korea, Russia, and the United States. Applications may not result in the issuance of any patents, and any patents now held or that may be issued, may not provide the Company with adequate protection from competition.  Furthermore, it is possible that third parties in patent litigation may successfully challenge patents issued or licensed to NOVADAQ.  It is also possible for others to develop products, which have the same effect as the Company’s Products on an independent basis, or to design around products that it has patented.  In either event, if NOVADAQ is unable to secure or to continue to maintain a preferred position, any of the SPY Imaging Systems could become subject to competition from the sale of generic or equivalent products.

The products and/or processes of others may infringe patents issued or licensed to the Company.  The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than NOVADAQ because of their substantially greater financial resources.  Litigation may also absorb significant management time.

Furthermore, trademarks, unpatented trade secrets, technological innovation and confidential know-how are important to NOVADAQ’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Other health care, medical device, biopharmaceutical companies and universities may have filed patent applications that may relate to or affect the Company’s business. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection, which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. NOVADAQ could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe such patents. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s Products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s Products or even lead to prohibition of the development, manufacture or sale of certain Products.

Status of Healthcare Reimbursement

NOVADAQ cannot predict changes in either the facility or professional coding reimbursement or payment for the use of its Products. The Company continues to work closely with CMS and private payer organizations to maximize the opportunity for the establishment of codes, reimbursement and payment. The prices of medical products and services are increasingly being challenged and significant uncertainty exists with respect to the reimbursement status of newly approved health care devices and products. The future revenues and profitability of medical device companies, as well as the availability of capital, may be affected by the continuing efforts of government and third party payers to contain or reduce costs of health care through various means. There is no assurance that adequate third party coverage will be available to patients that will allow the Company to maintain price levels that are sufficient for the realization of profits.

Health Care Reform

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, affect the Company’s ability, or the ability of any collaborators, to profitably sell any products for which the Company, or they, obtain marketing approval.  The Company expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that the Company, or any collaborators, may receive for any approved products.

For example, in March 2010, President Obama, signed into law the Affordable Care Act (“ACA”), as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the ACA. The Budget Resolution is not a law; however, it is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the ACA. Further, on January 20, 2017, the current President of the U.S., Donald Trump, signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the ACA that are repealed.

Other legislative changes have been proposed and adopted since the ACA was enacted.  These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislation, will continue until 2025.  In addition, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.  These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices NOVADAQ may obtain for any of the Products.

The Company expects that other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that NOVADAQ receives for the Products.  Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.  The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize the Company’s products.

In addition, with the new Administration and Congress, there will likely be additional legislative changes, including repeal and replacement of certain provisions of the ACA.  It remains to be seen, however, precisely what the new legislation will provide, when it will be enacted and what impact it will have on the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenue from the Products and future product candidates.

Litigation Claims Could Result in Significant Liabilities and Reduce Share Price

The Company is subject to litigation risk which could result in significant liabilities and reputational harm which could materially adversely affect the Company’s business, financial condition and profitability, and lead to a decline in the Company’s share price.

In addition, the Company may be subject to litigation arising from claims by employees, or former employees, resulting from contractual disagreements or terminations or other matters. In such actions, the Company may be obligated to bear legal, settlement and other costs. If the Company is required to incur all or a portion of the costs arising out of litigation as a result of these claims, the Company’s business, financial condition and profitability could be materially adversely affected to the extent such claims are not covered by insurance.

In any legal action, the Company may be obligated to bear legal, settlement and other costs, which may be in excess of available insurance coverage. If the Company is required to incur all or a portion of the costs arising out of litigation or investigations as a result of inadequate insurance proceeds, the Company business, financial condition and profitability would be materially adversely affected (to the extent not insured).

Refer to the “Legal Proceedings” section in this Annual Information Form for more details on any current legal proceedings and/or regulatory actions.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and clinical trials and to develop new products. The outcome of any clinical trial is uncertain and subject to various risks, including the rate of patient enrolment, trial costs, time to trial completion, quality of clinical data, regulatory issues, efficacy and safety concerns. The Company’s PILLAR III and FILM studies carry similar risks, including the possibility of clinical failure to show efficacy or safety or the potential requirement to increase the number of patients enrolled in the trial. With respect to the PILLAR III study, the Company has identified that the current level of positive clinical evidence supporting the use of the PINPOINT Imaging System in colorectal surgery has led to resistance on the part of investigators to randomize patients into the trial. With over half of the enrolling sites failing to consistently enroll patients that meet the inclusion criteria, it became clear that the validity of the trial has been compromised. As a result, NOVADAQ is terminating the PILLAR III study at the interim (450 patients) or on March 31st, 2017, whichever comes first. There is no assurance that the Company will receive additional regulatory approvals for the Products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful implementation of a placement, rental or capital sales model for the SPY Imaging Systems. The hospitals and clinics that are expected to be the end-users of the SPY Imaging Systems may resist such models or request alternate cost models that may not maximize returns on the Company’s investment.  A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Ongoing Financial and Operating Covenants under Credit Facility

Under the Credit Facility, the Company and NOVADAQ Corp. (the “Borrowers”) have provided the lenders security over all of the present and after acquired personal property of the Borrowers. If an Event of Default (as defined in the Credit Facility) has occurred, the lenders may demand repayment and exercise rights under the security agreements, including sale of the secured assets. The Borrowers must meet certain ongoing financial and other covenants under the Credit Facility, including customary provisions and restrictions related to the Borrowers’ operations and activities. If the Borrowers do not comply with the covenants, repayments could be required. Although the Company continually monitors compliance with the covenants, there is no assurance that the Company will be able to comply with the financial and other covenants of the Credit Facility or meet repayment requirements to or refinance such obligations if an event of default occurs. This could result in an adverse effect on the Company’s financial condition and liquidity.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners and increasing revenues through direct sales and marketing efforts. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become, involved.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development.  However, in mid-2005, the Company shifted its focus towards commercialization with the commercial launch of its original SPY system for use during cardiac surgery. In 2009 through 2013, the Company formed certain alliances with four market leading companies for the broad commercialization of NOVADAQ’s leading Products. In 2013, NOVADAQ established a direct sales organization in the U.S. to sell PINPOINT and LUNA Imaging Systems to end-user hospitals and clinics with additional expansion in the direct sales organization in 2015. During the course of 2015- 2016, NOVADAQ expanded its sales team in order facilitate its re-organization into two distinct divisions (surgical and wound care). The success of the re-organized sales force and the successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, some of which will be out of the Company’s control.  The Company has incurred losses to date and expects to incur losses in the future.  In addition, despite the Company’s current focus on the commercialization of its Products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may affect the profitability of the Company.  There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Any change in the Company’s relationships with its strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by its strategic partners to reduce their commitment to certain Products and technology in favor of competing products or technologies, to change or seek to change the terms of the Company’s contractual relationships with them or to bring to an end the various alliances, could have a material adverse effect on the Company’s business and financial results.

In addition, disputes regarding the rights and obligations of the parties may arise under the Company’s agreements with its strategic partners. These and other possible disagreements may lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, commercialization of certain Products or could require or result in litigation or arbitration. Moreover, disagreements may arise with the Company’s strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with the Company’s strategic partners could reduce its ability to obtain future collaboration agreements and could have a negative impact on the Company’s relationship with existing strategic partners.

Potential Future Corporate Developments

Management of NOVADAQ, in the ordinary course of NOVADAQ’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in NOVADAQ by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material IP, the development of new product lines or new applications for its existing devices, significant distribution arrangements, the sale of all of the shares of NOVADAQ and other similar opportunities and transactions. NOVADAQ’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors of NOVADAQ are buying or selling securities of NOVADAQ at a time when NOVADAQ is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of NOVADAQ’s common shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention and possible dilution to shareholders. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities.  The Company has forecasted cash requirements for 2017, and funding from sources currently in place will permit the Company to meet its 2017 operating requirements. The Company recently entered into the Credit Facility described under Item 10 of this Annual Information Form. However, in the long-term, the Company may require additional funding from outside sources to complete its business development plans; therefore, the Company may be dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of certain Products. There is no assurance that the Company will secure additional funding sources or partnerships.

Concentration of Revenue and Accounts Receivable

As at December 31, 2016, one customer had an accounts receivable balance exceeding 10% of total accounts receivable (December 31, 2015 – one customer). Concentration of this customer comprised 30% of total accounts receivable as at December 31, 2016, as compared to 21% as at December 31, 2015 for the same customer.

For the year ended December 31, 2016, there were sales to one customer that exceeded 10% of total revenue (December 31, 2015 – one customer). Concentration of this customer comprised of 25% of total revenue for the year ended December 31, 2016 as compared to 14% in December 2015.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture SPY Imaging Systems, including components such as the fluorescence agent used with the SPY Imaging Systems, in accordance with the FDA and other regulatory requirements. The Company is also dependent on LifeNet Health for the supply of Dermacell, which consists of human tissue supplied by organ and tissue donors. As a result, the supply of human tissue is limited and beyond the control of LifeNet Health and the continued and consistent supply of human tissue products cannot be guaranteed.

The Company does not control the manufacturing processes of its suppliers or the manner in which human tissue is processed by LifeNet Health. If the current manufacturing process of the suppliers of parts and components for the SPY Imaging Systems, or the manner in which human tissue is processed by LifeNet Health, is modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the U.S. FDA, Health Canada and other regulatory bodies will require the Company or LifeNet Health to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved.  Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

It is also uncertain what impact the election of Donald Trump as President of the United States will have on our third-party suppliers in light of his public statements to take certain actions to impose importation tariffs from certain countries.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of certain Products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Company’s Products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the U.S. and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with cGMP affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the U.S. and equivalent regulators in other jurisdictions. NOVADAQ and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of NOVADAQ or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that NOVADAQ’s manufacturers and suppliers will continue to comply with regulatory requirements, including cGMP.  In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever evolving which can result in changes to regulations, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. NOVADAQ’s current or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

The Onco-Life System, acquired in connection with purchase of assets from Xillix Technologies Corp. by the Company in 2007, and the CO2 Heart Laser System are FDA PMA products in the U.S. and are subject to a higher standard of regulatory reporting to the FDA. NOVADAQ’s facilities and quality systems are audited annually with respect to ISO 13485 certification and Health Canada licensure. In 2011 and 2014, NOVADAQ successfully completed FDA inspection on its former Richmond, British Columbia facility.  Novadaq recertified to ISO 13485 in August of 2015.  In November 2015, NOVADAQ successfully completed a notified body audit to bring its new manufacturing facility in Burnaby, British Columbia within the scope of its ISO 13485 certification and added NOVADAQ's Hamburg, Germany facility in February 2017. Future successful review by a health authority inspector is not guaranteed. A negative inspection can hinder the Company’s ability to carry on business.

In addition, the Company must comply with U.S. federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing and sale of devices and pharmaceuticals and interaction with healthcare professionals. Recent healthcare legislation in the U.S. requires medical device manufacturers to report transfer of value to physicians and teaching hospitals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company.  In addition, NOVADAQ will need to continue to expand its management and employee base as it continues to support the commercialization of the Products.  The Company’s future financial performance, its ability to support commercialization of the Company’s Products and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

International Sales Present Inherent Risk

The Company sells the Products throughout the world and there are certain risks and challenges which are inherent to conducting business internationally. In fiscal 2016, sales outside of North America represented approximately 11% of the Company’s total revenues, however the Company is intending to continue to expand its international sales effort in the upcoming years. Currently, the Company’s primary international business model involves entering into a distribution agreement with a local company that specializes in the sales of medical devices to hospitals and physicians. However, there are certain markets such as Germany, France and Japan where the Company is conducting, or is intending to conduct, a direct sales model. The risks and challenges associated with the sale of the Products to customers outside of North America include but are not limited to: currency conversion risks; currency fluctuations and controls; political instability; economic unrest; compliance with multiple, conflicting and changing governmental laws and regulations; different pricing environments; different or lesser protection of the Company’s IP; the potential imposition of tariffs; and, natural disasters, acts of war, terrorism or security breaches. Any one of these factors could negatively impact international sales and the result of the Company’s international operations.

Research and Development Risk

A principal component of NOVADAQ’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, NOVADAQ’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, NOVADAQ will likely incur significant research and development expenditures.  However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products.  Product development is subject to regulatory overview and approval at significant costs.  Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect NOVADAQ’s business and financial condition.

Company’s Business Predicated on Licensed Technology.

Certain aspects of NOVADAQ’s business are predicated on licensed technology and IP. For example, the technology and IP rights that form the basis for the SPY Imaging System are licensed from third parties which subjects NOVADAQ to certain potential risks that would not be present had NOVADAQ developed the technology and IP independently. License agreements may subject NOVADAQ to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. In some circumstances, the failure to meet these obligations may result in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In third party licenses where NOVADAQ has minimal or no control over the prosecution of patents and other IP rights underlying such licenses, NOVADAQ is dependent on the licensor to diligently pursue and prosecute these IP rights. In such circumstance, the licensor may not have sufficient incentive to diligently pursue such protection or to pursue protection commercially relevant to the Company.  The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, NOVADAQ typically only receives the benefit of IP protection under such licenses in those jurisdictions where applications for protection are filed.  As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions.  This could adversely affect the Company’s business and financial condition.

Finally, certain third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration.  As a result, the ability of NOVADAQ to exploit and fully commercialize the technology over time may be limited.  This may adversely affect the Company’s business and financial condition.

Ability to Partner, Out-License, Fund Corporate Assets

The Company has multiple assets that are not in the primary focus of commercialization, such as (i) the patents and other assets purchased from Xillix Technologies Corp. for screening applications in gastrointestinal and lung cancers, (ii) intellectual property held by Aimago, a wholly owned subsidiary of the Company, such as rights to the EasyLDI Camera, and (iii) patents from Digirad related to the “Trapper” Surgical Imaging System. The Company’s ability to profit from these technologies is not guaranteed, and if NOVADAQ is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity.  NOVADAQ currently maintains liability insurance coverage in the aggregate amount of $10 million. While the Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts.  In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, NOVADAQ could be required to cease the commercialization of certain Products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Foreign Exchange Fluctuations

The Company generates its sales and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations is located in Canada, which results in purchases of approximately $29,689,000 annually. As the exchange rate between Canada and the U.S. becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange loss while a strengthening in the U.S. currency can result in an exchange gain. For the twelve-month reporting period ending December 31, 2016, the exchange rate commenced at CDN$1.39=U.S.$1.00 and closed at CDN$1.34=U.S.$1.00. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements that are mainly period related. To minimize exchange exposure, the Company has the ability to purchase futures contracts.

The Financial Reporting Obligations of Being a Public Company in the U.S. are Expensive and Time Consuming, and Place Significant Additional Demands on Management

In connection with the listing of NOVADAQ’s common shares on the NASDAQ, the Company became subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on management. In accordance with the United States Jumpstart Our Business Startup Act (“JOBS Act”) enacted on April 5, 2012, the Company previously qualified as an “emerging growth company” (“EGC”), which entitled the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. As at June 30, 2014, the Company’s market value of its common shares held by non-affiliates exceeded U.S.$700 million. As a result, the

Company no longer qualifies as an “emerging growth company” and is subject to the Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (“SOX”) and requires an independent audit of the Company’s internal controls over financial reporting commencing as of December 31, 2014.

Internal Control Over Financial Reporting Under SOX

SOX requires, among other things, that the Company maintains effective internal controls for financial reporting and disclosure controls and procedures. This assessment includes disclosure of any material weaknesses identified by the Company’s management in its internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of SOX also generally requires an attestation from the Company’s independent registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.

The Company’s compliance with Section 404 of SOX requires that it incur substantial accounting expense and expend significant management efforts. The Company cannot assure its shareholders that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the Company’s ability to accurately report its financial condition, results of operations or cash flows. If the Company is unable to conclude that its internal control over financial reporting is effective, or if the Company’s independent registered public accounting firm determines it has a material weakness or significant deficiency in its internal control over financial reporting, the Company could lose investor confidence in the accuracy and completeness of its financial reports, the market price of its common shares could decline, and it could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission (the “SEC”) or other regulatory authorities. Failure to remedy any material weakness in the Company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the Company’s future access to the capital markets.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits to the SEC is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in the Company’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

As a Foreign Private Issuer, the Company is Subject to Different U.S. Securities Laws and Rules than a Domestic U.S. Issuer, which may limit the Information Publicly Available to the Company’s U.S. Shareholders

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may Lose its Foreign Private Issuer Status in the Future, which Could Result in Significant Additional Costs and Expenses to the Company

In order to maintain its current status as a foreign private issuer, non-residents of the U.S. must either directly or indirectly own a majority of the Company’s common shares unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if the majority of the Company’s common shares are held in the U.S. and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If the Company were not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

ITEM 5.	ACQUISITIONS

On May 12, 2014, the Company completed the acquisition of Aïmago, a privately held medical imaging company, founded in 2008 as a spin-off from Ecole Polytechnique Fédérale de Lausanne, a Switzerland based academic and research institution. The Company paid Aïmago shareholders consideration of U.S.$10 million, which included U.S.$6.5 million in cash and U.S.$3.5 million in NOVADAQ common shares. The Company issued 201,845 common shares from treasury for this acquisition. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use. Aïmago’s lead product, the EasyLDI Camera, is 510(k) cleared by the FDA and CE Marked for sale in Europe.

In August 2013, NOVADAQ acquired surgical scintigraphy imaging technology that is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. The Company acquired inventory and patents from Digirad related to the “Trapper” Surgical Imaging System for consideration of U.S.$2 million and up to an additional U.S.$1 million upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years from the date of the first commercial sale. Of the initial consideration, approximately U.S.$147,000 was allocated to inventory, with the remainder allocated to the patents.  In addition, three other patents were acquired for U.S.$664,853, resulting in total patent acquisition cost of U.S.$2,517,267. All patents acquired are expected to have finite useful lives varying from 13 – 21 years are being and will be amortized using the straight-line method.

ITEM 6.	INTELLECTUAL PROPERTY

NOVADAQ’s IP portfolio includes 69 active patent families representing 96 granted or allowed patents and 153 patent applications in various stages of prosecution. The majority of the Company’s patents and patent applications relate to fluorescence imaging hardware, software and methods, and include embodiments for both open and minimally invasive surgery. Six of the granted patents relate to TMR surgery.

The Company believes that the protection of its IP is an essential element of its business, and the Company intends to continue its investment in the development of its IP portfolio. To broaden the Company’s IP protection, further patent applications are being pursued in connection with technologies relating to SPY imaging, other fluorescence imaging, non-fluorescence imaging, and non-imaging technologies. Examples of such applications include the imaging of blood flow and tissue perfusion for plastic and reconstructive surgery, cardiovascular surgery, organ transplant and neurosurgery. The Company also owns intellectual property related to new fluorescence imaging agents, including a proprietary nerve imaging agent.

The Company pursues a global IP strategy. The Company has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including Australia, Brazil, Canada, China, European Union, Hong Kong, India, Japan, Korea, Russia and the United States.  The Company also relies upon trade secrets, know-how and other proprietary, confidential information for the protection of its IP. The Company requires all employees, consultants, scientific advisors and other contractors to enter into confidentiality agreements to protect against the disclosure of such proprietary information.

In addition to developing its own IP portfolio, the Company has licensed and acquired IP rights from third parties through exclusive licenses, collaborative research and asset purchase agreements. Under a license agreement with the National Research Council of Canada dated June 30, 2000, as amended, the Company acquired the worldwide exclusive license to technology incorporated into certain SPY Imaging products. In 2006, the Company entered into an exclusive agreement with the University of Rochester Medical Center (“URMC”) to license a portfolio of patent applications in the field of intra-operative fluorescence guided imaging in a variety of clinical applications including nerve sparing procedures and lymphatic imaging. The Company has since acquired certain of the patent rights from URMC. Under an asset purchase agreement entered into in 2007 with Xillix Technologies Corp., the Company acquired all of Xillix Technology Corp.’s intellectual property, which included a substantial portfolio relating to minimally invasive fluorescence imaging technology. In 2011, the Company acquired all IP assets related to equipment and methods for TMR surgery from PLC. In 2014, pursuant to a share purchase agreement under which Aïmago became a wholly-owned subsidiary of NOVADAQ, the Company gained access to all the intellectual property of Aïmago, which relate to various laser Doppler and laser speckle imaging technologies.

NOVADAQ’s IP portfolio further includes a number of registered trademarks and pending trademark applications in the following jurisdictions: Australia, Brazil, Canada, China, European Union, Hong Kong, India, Japan, Korea, Mexico, Russia, Taiwan, Turkey and the United States.

In particular, NOVADAQ’s trademark portfolio includes the following marks: NOVADAQ, SPY, SPY PAQ, SPY ELITE, SPY Q, SPY-Q, SPY-QCM, SPY CSF, SPY COLOR-SEGMENTED FLUORESCENCE, iSPIES, SPY AGENT, SPY-PHI, SPY-PHI, SPYPHI, LUNA, LUNA PAQ, PINPOINT, PINPOINT S1, PINPOINT S3, PINPOINT PAQ, NOVADAQ PINPOINT, PINPOINT A SPY TECHNOLOGY, NOVADRAPE, PILLAR, FILM, IMAGING ILLUMINATED, ILLUMINATED BY SPY FLUORESCENCE, NOVAGREEN, N=1 and Illumination Square Design.

ITEM 7.	HUMAN RESOURCES

As of December 31, 2016, the Company employed approximately 416 employees, including 11 members of senior management and 412 full-time employees. Approximately 263 employees are involved in sales and marketing activities, approximately 67 employees are engaged in research and development activities, approximately 46 employees are engaged in operational activities and approximately 36 employees are engaged in general and administrative activities. None of the Company’s employees belong to or are represented by a labor union.

ITEM 8.	FACILITIES

The Company’s corporate head office is located in Mississauga, Ontario, Canada.  The corporate head office houses certain key executives, along with other employees involved in administrative functions such as operations, legal, human resources and finance. All of the Company’s research and development and manufacturing activities are carried out in its facility in Burnaby, British Columbia. The Company also leases premises in Taunton, MA to support its service operation.

ITEM 9.	DIVIDENDS

As of the date of this Annual Information Form, the Company has not paid any dividends on its common shares to date. The Company’s current intention is to retain earnings to fund the development and growth of the Company, and therefore the Company does not anticipate declaring or paying any cash dividends in the near to medium term.  The Company’s Board of Directors will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of the Company and the Company’s financial position at the relevant time.

ITEM 10.	DESCRIPTION OF CAPITAL STRUCTURE AND INDEBTEDNESS

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

As at December 31, 2016, there were a total of 57,445,151 common shares issued and outstanding. The holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held at such meetings. The holders of the common shares will be entitled, at the discretion of the Board of Directors, to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the common shares.  The holders of the common shares will participate ratably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares

As at December 31, 2016, there were no preferred shares outstanding.  The Company is authorized to issue an unlimited number of preferred shares, which may be issued from time to time in one or more series.  The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the Board of Directors to apply to any series of preferred shares, the holders of preferred shares shall be entitled to receive notice of meetings of the shareholders pursuant to the by-laws of the Company, but shall have no right to be present at or vote either in person, or by proxy, at any of the general meetings by virtue of or in respect of their holding of preferred shares (except where holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Canada Business Corporations Act or under applicable securities laws).

Subject to any rights, privileges, restrictions and conditions that may have been determined by the Board of Directors to apply to any series of preferred shares or any restrictions in any of the Company’s debt agreements:

a)

the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends;

b)

with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the preferred shares shall rank on a parity with the preferred shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Company ranking junior to the preferred shares; and

c)

on winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of assets other than by way of dividend amongst the Company’s shareholders for the purposes of winding-up its affairs, the holders of the preferred shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, for each preferred share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

Stock Options and Warrants

As at December 31, 2016, a total of 4,608,064 stock options were outstanding under the Company’s employee stock option plan. On March 24, 2011, the Company closed a private placement of U.S.$14,280,240, net of transaction costs of U.S.$998,207, in exchange for 4,731,864 units at a price of U.S.$3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants.  Each warrant has a five-year term and is exercisable for one common share at an exercise price of U.S.$3.18 or on a cashless basis in accordance with the Warrant Agreement.

Since the conversion price of such shareholder warrants issued in March 2011 are in a currency different than the Company’s functional currency, International Financial Reporting Standards require that they be classified on the consolidated statement of financial position of the Company as a financial liability based on their fair values and are re-measured at each reporting period. Any changes in fair values are recognized through the consolidated statements of loss and comprehensive loss.

During the financial year ended December 31, 2016, the remaining warrants of 1,561,515 were exercised on a cashless basis whereby the Company issued 1,166,753 common shares from treasury. As at December 31, 2016, there were no warrants outstanding from the March 2011 issuance.

Long-Term Incentive Plan

On April 7, 2015, the Board approved the Company’s long term incentive plan (the “LTIP”), a copy of which is attached to the Company’s management information circular dated April 8, 2015, available on SEDAR at www.sedar.com. The LTIP was approved by shareholders of the Company at the annual and special meeting of shareholders held on May 13, 2015.

The LTIP is an incentive-based equity compensation program that provides for the grant of restricted share units (the “RSUs”) and deferred share units (the “DSUs”).  RSUs may be granted by the Board of Directors and are available for directors, senior officers, employees and consultants of the Company and any affiliate of the Company.  DSUs are intended for directors of the Company who may elect to receive up to 100% of their annual board retainer in DSUs. The number of RSUs and DSUs granted at any particular time pursuant to the LTIP is calculated by dividing the dollar amount of such grant by the market value of a NOVADAQ common share on the date of grant, which is equal to the volume weighted average trading price of all NOVADAQ common shares traded on the NASDAQ (or other exchange where the common shares are listed) for the five (5) trading days immediately preceding the date of grant.  As at December 31, 2016, there were 245,455 RSUs outstanding.  There were 75,360 DSUs granted during the year ended December 31, 2016 and 62,800 DSUs outstanding as at December 31, 2016.

Credit Facility

On January 6, 2017, the Company entered into the Credit Facility consisting of a term loan and a revolving loan that will provide the Company with new financing of up to $60 million.  Under the terms of the Credit Facility, up to $30 million will be available under a term loan agreement in three equal tranches of $10 million between January 6, 2017 and December 31, 2018, with principal repayments commencing on February 1, 2019 and payable in equal monthly payments over a period of 36 months.  The term loan bears interest at LIBOR Rate plus 7.20%. In addition, the Company has the option to borrow up to $30 million through a revolving loan for a term of up to 60 months, with an additional $15 million to be committed if certain conditions are met.  The borrowings available under the revolving loan are subject to a borrowing base formula. The revolving loan bears interest at LIBOR Rate plus 4.25%. On January 6, 2017, the Company received proceeds of $9,413,458 for the first tranche of the term loan, net of transaction costs for professional and legal fees in the amount of $586,542.

ITEM 11.	MARKET FOR SECURITIES

11. 1	Trading Price and Volume

The Company’s common shares are listed and posted for trading on the TSX the under symbol “NDQ”. The price ranges and trading volume of Company’s common shares in 2016 on the TSX were as follows (share price is stated in Canadian dollars per common share):

Month	Open	High	Low	Close	Volume (Total)
January, 2016	19.47	20.40	14.75	15.44	54,258
February, 2016	15.93	16.19	11.80	13.05	48,306
March, 2016	12.79	14.80	11.82	14.77	69,037
April, 2016	14.70	16.53	13.77	14.06	23,978
May, 2016	13.81	13.81	12.12	12.53	59,358
June, 2016	12.85	13.88	12.03	12.75	48,301
July, 2016	13.70	14.36	10.81	13.96	123,770
August, 2016	14.00	16.22	13.40	16.09	79,229
September, 2016	16.09	16.42	14.59	15.15	27,612
October, 2016	15.15	15.475	13.44	14.81	28,285
November, 2016	15.13	15.48	9.73	10.44	193.554
December, 2016	10.96	10.96	9.40	9.49	142,532

The Company’s common shares are listed and posted for trading on the NASDAQ under the symbol “NVDQ”. The price ranges and trading volume of Company’s common shares in 2016 on the NASDAQ was as follows (share price is stated in U.S. dollars per common share):

Month	Open	High	Low	Close	Volume (Total)
January, 2016	12.52	14.36	10.43	11.01	9,129,646
February, 2016	10.95	11.87	8.53	9.61	8,340,033
March, 2016	9.64	11.50	8.88	11.09	5,359,538
April, 2016	11.04	13.22	10.83	11.20	5,832,782
May, 2016	11.20	11.33	9.37	9.66	3,522,732
June, 2016	9.62	10.95	9.40	9.84	4,040,459
July, 2016	9.86	10.92	8.26	10.66	9,453,370
August, 2016	10.68	12.43	10.24	12.26	5,370,861
September, 2016	12.23	12.74	11.00	11.57	2,948,688
October, 2016	11.61	11.92	10.18	11.11	3,570,213
November, 2016	11.17	11.54	7.20	7.95	10,813,139
December, 2016	7.92	8.21	6.94	7.09	9,468,079

11. 2	Prior Sales

The price and volume of securities of the Company not traded or quoted on a marketplace issued for the most recently completed fiscal year is discussed above under “Description of Capital Structure”.

ITEM 12.	DIRECTORS AND OFFICERS

12. 1	Directors and Executive Officers

The names, municipalities of residence, principal occupations and positions with the Company of the directors and executive officers of the Company are set forth below.  Directors of the Company serve as such until the next annual meeting of shareholders, or until their successors are elected or appointed.

To the knowledge of the Company, as of December 31, 2016 and based on the information provided by the directors and executive officers, the directors and senior management of the Company collectively beneficially own or exercise control or direction over, directly or indirectly, 2,189,387 common shares of the Company, which represents approximately 4% of the issued and outstanding common shares as of December 31, 2016.

Name and Municipality of Residence	Position with the Company	Director’s Principal Occupation	Director Since
RICK MANGAT Aurora, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company	February 2017
ROGER DECK Toronto, Ontario, Canada	Chief Financial Officer	Not applicable	Not applicable
TOM TAMBERRINO Darien, Connecticut, United States	Vice President, Sales and Marketing	Not applicable	Not applicable
DERRICK GUO Toronto, Ontario, Canada	General Counsel & Corporate Secretary	Not applicable	Not applicable
LORI SWALM Dallas, Texas, United States	Senior Vice President, Regulatory, Clinical & Economic Affairs	Not applicable	Not applicable
LISA COLLERAN Basking Ridge, New Jersey, United States	Director	Corporate Director	January 2017
ANTHONY GRIFFITHS(2)(3) Toronto, Ontario, Canada	Director	Business Consultant and Corporate Director	June 2002
KAREN LICITRA(2) Stuart, Florida, United States	Director	Corporate Director	October 2016
WILLIAM A. MACKINNON(1) Toronto, Ontario, Canada	Chairman of the Board	Corporate Director	May 2009
PATRICE MERRIN(1)(3) Toronto, Ontario, Canada	Director	Corporate Director	March 2015

Name and Municipality of Residence	Position with the Company	Director’s Principal Occupation	Director Since
THOMAS WELLNER(1)(3) Toronto, Ontario, Canada	Director	President and Chief Financial Officer of Revera Inc. President, WellCap Advisors, Ltd.	May 2014
ROBERT S. WHITE(2) Plymouth, Minnesota, United States	Director	President and Chief Executive Officer, Entellus Medical, Inc.	September 2014

Notes:

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Governance Committee.

The following is a brief description of the backgrounds of the current directors and officers of the Company:

Rick Mangat.  Mr. Mangat co-founded NOVADAQ in April of 2000 and is a co-inventor of the SPY Imaging Systems. The research element of his PhD thesis (Pharmacology and Therapeutics), performed at the National Research Council of Canada (Institute for Biodiagnostics), formed the foundation for SPY Imaging and related IP. Mr. Mangat has led the research, development and commercialization teams at NOVADAQ from bench-top through clinical use and commercialization of the SPY Imaging Systems. Mr. Mangat, former Senior Vice President of Sales and Marketing of the Corporation, succeeded Dr. Menawat as President and CEO on July 6, 2016. Mr. Mangat was appointed as a director of the Corporation on February 28th, 2017. Mr. Mangat received his Bachelor of Science from the University of Toronto and a PhD from the University of Manitoba.

Roger Deck.  Mr. Deck has over 20 years of operational and financial experience. Prior to being Chief Financial Officer, he was the Vice-President of Operations for NOVADAQ from June 2008 to December 2014 and also previously served as the Chief Financial Officer of NOVADAQ from 2004 to June 2008.  Mr. Deck served as Vice President, Financial Advisory Services at PricewaterhouseCoopers LLP from 2001 to 2003.  From 2000 to 2001, Mr. Deck worked with J.R./Janus Merchant Brokers Ltd., an independent mid-market M&A advisory firm. Prior to that role, Mr. Deck served as Vice President of Merchant Banking at Brascan Corporation, starting in this position in 1996.  Mr. Deck is a chartered accountant and holds a Bachelor’s degree in Economics from the University of Western Ontario.

Tom Tamberrino.   Mr. Tamberrino has over a fifteen years of sales and management experience in the biotech and banking industries. Mr. Tamberrino joined NOVADAQ as Vice President, Sales in January 2013. On February 15, 2017, Mr. Tamberrino was promoted to Vice President of Sales and Marketing and his job duties were expanded to include the Company’s North American marketing functions. Prior to Novadaq, Mr. Tamberrino spent six years with NOVADAQ’s North American distribution partner for the SPY ELITE Imaging System, LifeCell Corporation. While there, he held positions of increasing responsibility including, Territory Sales Manager, Regional Sales Manager and most recently prior to his departure, Area Sales Director for the Northeast (United States) and Canada.  Before entering the biotech industry, Mr. Tamberrino spent five years at MBNA Corporation, where he completed the bank’s prestigious Management Development Program and served as Personal Banking Officer in major operational areas, including but not limited to sales, credit acquisition, fraud prevention and debt management. Mr. Tamberrino holds a Bachelor of Science in marketing and psychology from Georgetown University and a Masters in Business Administration in brand management and organizational behaviour from Emory University.

Derrick Guo. Mr. Guo joined NOVADAQ in 2014 as Corporate Counsel and has served as General Counsel and Corporate Secretary since 2015.  In this role, Mr. Guo oversees NOVADAQ’s global legal activities and policies, as well as ethics and compliance.  Prior to joining NOVADAQ, Mr. Guo was a corporate lawyer at Stikeman Elliott from 2007 to 2014, serving as external counsel to NOVADAQ during such time, with a focus on securities law, mergers and acquisitions, and commercial and corporate law.  Mr. Guo is also a chartered accountant and worked at PriceWaterhouseCoopers LLP from 2000-2004.  Mr. Guo is a member of the Law Society of Upper Canada and a member of the Chartered Professional Accountants of Ontario.  Mr. Guo holds an Honours Bachelor’s Degree in Commerce from the University of Toronto and a Juris Doctor from Osgoode Hall Law School.

Lori Swalm. Ms. Swalm joined NOVADAQ in 2004 as Director of Market Development then served from 2007 until 2010 as Director of Reimbursement.  In 2010, as Vice President of Product Development, Ms. Swalm established NOVADAQ's research, development and manufacturing operations in British Columbia. From April of 2013 to December 2014, Ms. Swalm served as Vice President of Regulatory Affairs and Health Policy. In January 2015, she became the Vice President of Marketing and assumed additional responsibilities for clinical affairs, product and corporate marketing. In September of 2016, Ms. Swalm assumed the role of Sr. Vice President of Regulatory, Clinical and Economic Affairs. Prior to joining NOVADAQ, Ms. Swalm founded a not-for-profit Medical Education and Clinical Research Organization and worked in medical device start-ups in the areas of clinical and outcomes research and marketing. Ms. Swalm earned her MA in Political Science and Public Law at the University of Las Vegas, Nevada.

Lisa Colleran. Ms. Colleran is a veteran in the healthcare industry with more than 30 years of experience leading medical device companies, growing markets and creating shareholder value.  Previously, Ms. Colleran was Chief Executive Officer and President of LifeCell Corporation.  Under her leadership, LifeCell, in partnership with surgeons, drove changes in treatment paradigms for numerous procedures, resulting in improvement in clinical outcomes. During her tenure at LifeCell, revenues increased from $25 million to $400 million and the company was involved in several transactions.  Prior to LifeCell, Ms. Colleran spent over 20 years at Baxter Healthcare in various commercial and general management roles. She is the founder of LNC Advisors and currently serves on the board of directors of Establishment Labs and Ariste Medical.

Anthony Griffiths.  Mr. Griffiths is currently an independent business consultant and corporate director.  Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987, and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993.  Mr. Griffiths is also a director of Fairfax Financial Holdings Limited and Fairfax India Holdings Corporation.

Karen A. Licitra. Ms. Licitra has a track record of accomplishments in sales, marketing, commercial and general management in the global healthcare industry.  In her career with Johnson & Johnson that spanned over 30 years, she most recently served as Corporate Vice President Worldwide Government Affairs & Policy before retiring in August 2015. Prior to her role in governmental affairs, Ms. Licitra was Worldwide Chairman, Global Medical Solutions Group within Johnson & Johnson’s Medical Device and Diagnostics segment.  In that role, she was responsible for setting the strategy and vision for an U.S.$8.6 billion global portfolio of healthcare companies including VisionCare, Diabetes Care, Ortho Clinical Diagnostics, and Advance Sterilization Products, as well as the Sedation business unit.  She also led the Medical Device & Diagnostics center of excellence for regulatory affairs.  Before her rise to Worldwide Chairman, Ms. Licitra was Company Group Chairman for Johnson & Johnson and Worldwide Franchise Chairman for Ethicon Endo-Surgery, Inc. and Johnson & Johnson Medical, Canada.  She is a member of the board of directors of SI-Bone, Inc. and was a member of the Board of

Trustees for the Saint Peter’s Healthcare System.  Ms. Licitra also served as Chair Emeritus for the Campaign to End Obesity, which advances U.S. national policy and platforms to combat obesity, as well as Chair of the Company’s Advisory Council.  She was named to Fortune’s 50 Most Powerful Women in Business list in 2012.

William A. Mackinnon.  Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April 1999 until his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the board of directors of each of KPMG Canada, KPMG International and KPMG Americas. He is an active volunteer and currently serves as a member of the board of The Toronto Community Foundation, and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

Patrice Merrin. Ms. Merrin is a corporate director and is currently a non-executive director of Glencore PLC and Stillwater Mining Company. Ms. Merrin was Chairman of the Board of CML HealthCare Inc., a leading provider of medical laboratory testing services, from 2011 to 2013, having served as a director since 2008. She was a director of Ornge, the Province of Ontario's air ambulance and medical transport service, from 2012 to 2015. Ms. Merrin served as President, CEO and Director of Luscar Ltd., then owned equally by Sherritt International Corporation and Ontario Teachers’ Pension Plan Board, from 2005 to 2006, prior to which she served as Executive Vice-President and Chief Operating Officer of Sherritt International from 1999 to 2004. She co-chairs the Leadership Council of Perimeter Institute for Theoretical Physics as well as its Emmy Noether Circle which aims to support and fund women in physics and mathematical physics at Perimeter. Ms. Merrin holds a BA from Queen's University and completed the Advanced Management Programme at INSEAD.

Thomas Wellner. Mr. Wellner is the President and CEO of Revera, a leading owner, operator and investor in the senior living sector. Since joining Revera in early 2014, Mr. Wellner has led the organization through transformational change, developing the company’s strategic direction to grow, innovate and lead in the sector. He has worked with a number of strategic partners in Canada, the U.S. and the U.K. to grow Revera’s portfolio to more than 500 properties internationally. Mr. Wellner has extensive global experience in biotech, pharmaceuticals and health care services, previously leading a number of organizations including LifeLabs, CML HealthCare and Therapure Biopharma. He began his career at Eli Lilly where he held a variety of global operational and leadership roles. Mr. Wellner holds an Honours Bachelor of Science degree in Life Sciences from Queen’s University and has completed the ICD Directors Education Program at Rotman School of Management as well as executive education through Harvard Business School. He sits on the Boards of a number of public and private companies.

Robert S. White. Mr. White is a medical technology industry veteran with over 25 years of leadership experience gained through numerous positions with Medtronic, Instromedix-LifeWatch, ALARIS Medical Systems, Eli Lilly and General Electric. Mr. White joined Entellus Medical Inc. as President and Chief Operating Officer in November 2014 and was promoted to President and Chief Executive Officer in April of 2015, along with being appointed to its board of directors. Previously, Mr. White was the President and Chief Executive Officer of TYRX, a privately-held company commercializing innovative, implantable combination drug/device products designed to reduce surgical site infections, until it was acquired by Medtronic in March 2014. Prior to joining TYRX, Mr. White served as President of Medtronic Kyphon following the U.S.$3.9 billion acquisition of the spinal treatment business. During his time with Medtronic, Mr. White also served as President of Physio

Control, Vice President of Corporate Development, and Vice President of U.S. Sales and Global Marketing where he was responsible for all commercial operations for the Medtronic Cardiac Rhythm Management business. Mr. White started his career with General Electric and joined Eli Lilly and Company in 1989. Mr. White serves on the boards of directors of AtriCure, Inc. and HyperBranch Medical Technology, Inc. Mr. White holds a B.S. in Aerospace Engineering from the University of Missouri-Rolla and a M.B.A. from Cornell University’s Johnson Graduate School of Management.

12. 2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was a director of AbitibiBowater Inc. until June 2010. The company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the Companies’ Creditors Arrangement Act (“CCAA”) and in the U.S. under Chapter 11 of the U.S. Bankruptcy Code in April 2009. On December 9, 2010, the company emerged from creditor protection under the CCAA in Canada and Chapter 11 in the U.S.

Mr. Griffiths was formerly a director of PreMD Inc. until February 2010, and, in connection with the voluntary delisting of the company’s shares from the TSX, cease trade orders were issued in April 2009, requiring all trading in and all acquisitions of securities of the company to cease permanently due to the company’s failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect.

Mr. Griffiths was a director of Jaguar Mining Inc. from May 2004 to June 2013.  On December 23, 2013, that company commenced proceedings under the CCAA to complete a recapitalization and financing transaction.  Trading of that company’s common shares was suspended on December 23, 2013 and those shares were delisted from the TSX on February 10, 2014.  On February 7, 2014, the affected unsecured creditors of that company and the Ontario Superior Court of Justice approved that company’s plan of compromise and arrangement pursuant to the CCAA, which was implemented effective April 22, 2014.

Other than as noted above, no director or executive officer of the Company is, or within the past ten years before the date of this Annual Information Form has (i) been a director, chief executive officer or chief financial officer of a company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, trustee or receiver manager appointed to hold its assets; or (iii) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

12. 3	Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and shareholders of other companies that are similarly engaged in the research and development of medical products. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith, with a view to the best interests of the Company and to disclose any interest they may have in any property or opportunity.  If a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will disclose his or her interest and abstain from voting on such matter.

In the opinion of the Company, there are no existing or potential conflicts of interests among the Company, its subsidiary, any directors or officers of the Company or its subsidiary, or other insiders of the Company at this time.

12. 4	Share Ownership Guidelines

In order to ensure the interests of the named executive officers and directors are aligned with the interests of the Company’s shareholders, the Board approved the adoption of share ownership guidelines in December of 2015. Current directors and named executive officers have three years from December 2015 to meet the share ownership requirements. New named executive officers are expected to meet the requirements within three years following the commencement of their tenure as a named executive officer with the Company.

The guidelines for covered persons, expressed as a multiple of their current annual base salary or retainer (as applicable), are as follows:

POSITION	MINIMUM OWNERSHIP
Directors	3 x Retainer
Chief Executive Officer	4 x Base Salary
Other Named Executive Officers	1 x Base Salary

ITEM 13.	LEGAL PROCEEDINGS

Management of the Company is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against the Company which would be material to the Company’s financial condition or results of operations.

ITEM 14.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect the Company.

ITEM 15.	TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario. Computershare Trust Company, N.A. is the co-transfer agent for the common shares at its offices in Golden, Colorado.

ITEM 16.	MATERIAL CONTRACTS

The only material contracts entered into by the Company within the past year, or entered into before the most recently completely financial year but still in effect, other than in the ordinary course of business, are the following:

(a)	Credit and Security Agreements (Term and Revolving Loan) with Midcap Financial Trust referred to under “Description of Capital Structure and Indebtedness” as the Credit Facility;
(b)	License Agreement with National Research Council of Canada referred to under “Intellectual Property”;
(c)	License, Development and Supply Agreements with Intuitive referred to under Narrative Description of the Business – Alliances and Partnerships”;
(d)	Distribution Agreement with Maquet Cardiovascular LLC referred to under “Narrative Description of the Business – Alliances and Partnerships”; and
(e)	Sales and Distribution Agreement with LifeNet Health referred to under “Three-Year History – Fiscal 2014 Highlights” and “Narrative Description of the Business – Alliances and Partnerships”.

ITEM 17.	INTERESTS OF AUDITORS

The consolidated financial statements for the financial year ended December 31, 2016 have been audited by KPMG LLP, who have confirmed that they are independent with respect to NOVADAQ within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulation, and that they are independent accountants with respect to NOVADAQ under all relevant U.S. professional and regulatory standards.

ITEM 18.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s most recent Management Information Circular dated April 15, 2016.

Additional financial information is provided in the Consolidated Financial Statements and Management’s Discussion and Analysis for the financial year ended December 31, 2016.

APPENDIX “A”

AUDIT COMMITTEE INFORMATION

1.	Audit Committee Charter

See Schedule I  attached hereto.

2.	Composition of the Audit Committee

The Audit Committee of the Company is currently comprised of Mr. William Mackinnon, Ms. Patrice Merrin and Mr. Thomas Wellner.  Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.

3.	Relevant Education and Experience

Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April, 1999 until his retirement in December, 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee member of the Toronto East General Hospital and a member of the board of The Toronto Community Foundation and Roy Thomson Hall.  Mr. Mackinnon is also a director of Telus Corp., of Pioneer Petroleum, of Osisko Mining Corporation and of the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

Ms. Merrin is a corporate director and is currently a non-executive director of Glencore PLC and Stillwater Mining Company. Ms. Merrin was Chairman of the Board of CML HealthCare Inc., a leading provider of medical laboratory testing services, from 2011 to 2013, having served as a director since 2008. She was a director of Ornge, the Province of Ontario's air ambulance and medical transport service, from 2012 to 2015. Ms. Merrin served as President, CEO and Director of Luscar Ltd., then owned equally by Sherritt International Corporation and Ontario Teachers’ Pension Plan Board, from 2005 to 2006, prior to which she served as Executive Vice-President and Chief Operating Officer of Sherritt International from 1999 to 2004. She is a member of the Leadership Council at Perimeter Institute for Theoretical Physics and co-chairs its Emmy Noether Circle which aims to support and fund women in physics and mathematical physics at Perimeter. Ms. Merrin holds a BA from Queen's University and completed the Advanced Management Programme at INSEAD.

Mr. Wellner is President and CEO of Revera, a leading owner, operator and investor in the senior living sector. Since joining Revera in early 2014, Mr. Wellner has led the organization through transformational change, developing the company’s strategic direction to grow, innovate and lead in the sector. He has worked with a number of strategic partners in Canada, the U.S. and the U.K. to grow Revera’s portfolio to more than 500 properties internationally. Mr. Wellner has extensive global experience in biotech, pharmaceuticals and health care services, previously leading a number of organizations including LifeLabs, CML HealthCare and Therapure Biopharma. He began his career at Eli Lilly where he held a variety of global operational and leadership roles. Mr. Wellner holds an Honours Bachelor of Science degree in Life Sciences from Queen’s University and has completed the

ICD Directors Education Program at Rotman School of Management as well as executive education through Harvard Business School. He sits on the Boards of a number of public and private companies.

All audit services and fees are approved by the Audit Committee as follows. The Audit Committee has established an audit and non-audit services pre-approval policy to pre-approve all permissible audit and non-audit services provided by our independent auditors. On an annual basis, the Audit Committee reviews and provides pre-approval for certain types of services that may be rendered by the independent auditors and a budget for audit services for the applicable fiscal year. Upon pre-approval of the services on the initial list, management may engage the auditor for specific engagements that are within the definition of the pre-approved services. Any significant service engagements above a certain threshold will require separate pre-approval. The policy contains a provision delegating pre-approval authority to the Chair of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee is required to report on such pre-approvals at the next scheduled Audit Committee meeting. A final detailed review of all audit and non-audit services and fees is performed by the Audit Committee prior to the issuance of the audit opinion at year-end.

4.	External Auditor Services

Audit Fees

KPMG LLP charged the Company $383,500 for audit services from January 1, 2016 to December 31, 2016 and charged the Company $383,000 for audit services in 2015.

Audit Related Fees

KPMG LLP charged the Company nil for audit related services for the period from January 1, 2016 to December 31, 2016 and nil for audit related services for the period from January 1, 2015 to December 31, 2015.

Tax Fees

KPMG LLP charged the Company nil for tax services for the period from January 1, 2016 to December 31, 2016 and charged the Company $18,193 for tax services for the period from January 1, 2015 to December 31, 2015.

All Other Fees

KPMG LLP charged the Company nil for other services for the period from January 1, 2016 to December 31, 2016 and nil for other services for the period from January 1, 2015 to December 31, 2015.

SCHEDULE I

NOVADAQ TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

This charter (this “Charter”) sets forth the purpose, composition, responsibilities and authority of the audit committee (the “Committee”) of the board of directors (the “Board”) of NOVADAQ Technologies Inc. (the “Company”).

Section 1Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	Accounting and financial reporting and related financial disclosure;

(b)	External and internal audit processes; and

(c)	The implementation of a risk management and internal control over financial reporting and disclosure controls and procedures.

Section 2Composition and Membership

(a)

The members of the Committee (“Members”) will be appointed by the Board on an annual basis to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may add or remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director of the Company.

(b)

The Committee will be comprised of not less than three (3) directors, each of whom shall satisfy the criteria for independence, financial literacy and experience established by applicable laws, regulations and the rules of any stock exchanges upon which the Company’s securities are listed (collectively, “Applicable Laws”), including National Instrument 52-110 – Audit Committees (“NI 52-110”), subject to any exceptions or cure periods permitted under Applicable Laws. With respect to each Member, the Board shall affirmatively determine that such Member satisfies the independence requirement under Applicable Laws. The Board shall affirmatively determine that each Member is “financially literate” within the meaning of NI 52-110 and that at least one (1) Member qualifies as an audit committee financial expert under Items 407(d)(5)(ii) and (iii) of Regulation S-K, promulgated under the Securities Act of 1933, as amended. Each Member should be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of such Member’s independent judgment, and no Member shall have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

(c)	The Board will appoint one of the Members to act as the chair of the Committee (the “Chair”) (or if it fails to do so, the Members will appoint the Chair from among its Members).

(d)

The Committee may, to the extent permitted under Applicable Laws, delegate any or all of its functions to any of its Members or any sub-set thereof from time to time as it sees fit, provided that such subcommittees are composed entirely of directors who satisfy the applicable independence standards.

Section 3Meetings

(a)

Meetings of the Committee shall be held at such times and places as the Chair may determine as many times per year as necessary to carry out its responsibilities, but in any event not less than five (5) times per year. Twenty-four (24) hours’ advance notice of each meeting will be given to each Member orally, by telephone, facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair may convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)

The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, the Members in attendance may select one of their numbers to act as chair of the meeting.

(d)

The Committee will appoint any person in attendance at the meeting, who may, but need not, be a Member to act as the secretary of that meeting, and such person will maintain minutes of the meeting and deliberations of the Committee. The secretary of the meeting will circulate the minutes of each meeting of the Committee to the members of the Board.

(e)

A simple majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(f)

The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee may, in its discretion, meet in camera without members of management in attendance for a portion of each meeting of the Committee.

(g)

To the extent possible, in advance of every regular meeting of the Committee, the Chair will prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

(h)

The Committee will maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes will be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Section 4Duties and Responsibilities

The duties and responsibilities of the Committee, as they relate to the following matters, are as follows:

(a)	Financial Reporting and Disclosure

(i)

Review and recommend to the Board for approval the Company’s audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, profit or loss press releases and such other financial information of the Company, prior to the public disclosure of such information;

(ii)

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(iii)

Review with management of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under applicable financial reporting standards, with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company's financial position and the results of its operations in accordance with applicable financial reporting standards, as applicable; and

(iv)

Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and related management discussion and analysis and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

(b)	Independent External Audit

(i)

Recommend to the Board a firm of external auditors to be nominated for the purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of such external auditor;

(ii)	Ensure the external auditors report directly to the Committee on a regular basis;

(iii)

Obtain and review a formal written statement from the external auditors delineating all relationships between the external auditors and the Company, actively engage in a dialogue with the external auditors with respect to any relationships or services that may impact the objectivity and independence of the external auditors;

(iv)

Pre-approve all audit services, including all fees and terms of engagement for the audit and other related services rendered by the external auditors and establish policies and procedures for the Committee’s pre-approval of permitted services by the external auditors;

(v)	Review the audit plan of the external auditors prior to the commencement of the audit;

(vi)	Establish and maintain a direct line of communication with the Company's external and internal auditors;

(vii)	Meet in camera with only the auditors, with only management, and with only the Members of the Committee where, and to the extent that, such parties are present;

(viii)

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure;

(ix)	Review annually the performance of the external auditors, and exercise final approval on the appointment or discharge of the external auditors;

(x)

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(xi)

Discuss with the external auditors their perception of the Company's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(xii)

Discuss with the external auditors their perception of the Company's identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(xiii)

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(xiv)

Review annually a report from the external auditors in respect of their internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

(c)	Internal Controls and Audit

(i)

Review the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time;

(ii)

Satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations;

(iii)	Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(iv)

Review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company; and

(v)	Review, approve and oversee any transaction between the Company and any related parties, and to develop policies and procedures for the Committee’s approval of related-party transactions.

(d)	Associated Responsibilities

(i)	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

(A)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(B)	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters;

(C)	any violations of any Applicable Law that relates to corporate reporting and disclosure, or violations of the Company’s Code of Business Conduct and Ethics; and

(ii)	Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

(e)	Non-Audit Services

(i)

Pre-approve all non-audit and tax services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

(f)	General

(i)	Review and approve the Committee information required to be disclosed in the Company’s annual information forms; and

(ii)	Perform any other activities as the Audit Committee deems necessary or appropriate to fulfill its duties and responsibilities.

Section 5Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with applicable financial reporting standards and other applicable requirements. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the

Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a Member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

Section 6Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The minutes of each meeting of the Committee shall be circulated to the members of the Board in accordance with this Charter.

Section 7Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

The Committee has the authority to retain or terminate, at its sole discretion and at the Company’s expense, independent legal, financial and other advisors, consultants and experts (collectively, the “Advisors”) to assist the Committee in fulfilling its duties and responsibilities, including sole authority to approve any such Advisors’ fees and other retention terms. The Committee will be directly responsible for overseeing the work of such Advisors. Before retaining an Advisor, the Committee will consider the independence of such Advisor, including any independence factors that it is required to consider under Applicable Laws.

Section 8Review of Charter

The Board may, from time to time and in accordance with applicable law and NI 52-110, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Company or other liability whatsoever.

The Committee will review and assess annually the adequacy of this Charter and the Committee’s performance and recommend any proposed changes to the Board for consideration.

Dated:	September 13, 2016
Approved by:	Board of Directors and the Audit Committee